As filed with the Securities and Exchange Commission on May 3, 2005
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quintana Maritime Limited
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands
(State or other jurisdiction of
incorporation or organization)

Quintana Maritime Limited
Attention: Stamatis Molaris
Pandoras 13 & Kyprou Street
166 74 Glyfada
Greece
Telephone: 011-30-210-898-5056
(Address and telephone number of
Registrant’s principal executive offices)	4412 (Primary Standard Industrial Classification Code Number)	98-0454094
(I.R.S. Employer
Identification No.)

Seward & Kissel LLP
Attention: Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, address and telephone number
of agent for service)

Copies to:

Allan D. Reiss Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103 (212) 237-0000 (telephone number) (212) 237-0100 (facsimile number)	Dan A. Fleckman Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222 (telephone number) (713) 758-2346 (facsimile number)	Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, no par value	$300,000,000	$35,310

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005
PROSPECTUS
                                    Shares
Common Stock

          We are selling                      shares of our common stock. We intend to use approximately $           million of the net proceeds from the sale of the shares offered hereby to repay all of our outstanding indebtedness and to fund a portion of the purchase price of our vessels. We intend to use approximately $          million of the net proceeds to pay a dividend to our sole shareholder existing immediately prior to this offering, which is owned by affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation and American Metals & Coal International, Inc. We have granted the underwriters an option to purchase up to                     additional shares of common stock to cover over-allotments. The net proceeds from any exercise of the underwriters’ over-allotment option will be used to pay an additional dividend to our sole shareholder existing immediately prior to this offering.
      This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $          and $           per share. We intend to apply to have the common stock included for quotation on the Nasdaq National Market under the symbol “QMAR.” Prior to this offering, there has been no public market for our common stock.

       Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 8.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Quintana Maritime Limited (before expenses)	$	$
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Joint Book-Running Managers

Citigroup	Morgan Stanley
                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
      Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This prospectus summary highlights information and consolidated financial data that appear later in this prospectus and is qualified in its entirety by the more detailed information and financial statements that appear later. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors and the more detailed information and consolidated financial statements that appear later. We refer you to “Glossary of Shipping Terms” beginning on page 99 for definitions of certain shipping industry terms that we use in this prospectus. Unless the context otherwise indicates, the information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of common stock.
      Unless otherwise indicated, all references in this prospectus to our fleet refer to the fleet of eight drybulk carriers that we have purchased or entered in contracts to purchase. Unless otherwise indicated, references in this prospectus to “Quintana Maritime Limited,” “we,” “us,” “our” and the “Company” refer to Quintana Maritime Limited and our subsidiaries. All references in this prospectus to “$,” “U.S.$” and “Dollars” refer to United States dollars.
Our Company
      We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005 and began operations in April 2005. We were formed by affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation (“First Reserve”), and American Metals & Coal International, Inc. (“AMCI”). We expect to own and operate a total fleet of eight Panamax drybulk carriers by the end of the third quarter of 2005, the majority of which we expect to be employed under time charters. We intend to continue to increase the size of our fleet following this offering, and we believe that the extensive experience of our management team in locating and acquiring suitable vessels and fleets will assist us in this process.
      Our management team will provide the commercial management of our fleet, which includes entering into charters and managing relationships with charterers. We initially will outsource the technical management, which includes day-to-day operations, of five of our vessels to Blossom Maritime Corporation, (our “Manager”), an unaffiliated third-party ship management company. However, we expect to perform the technical management of our entire fleet by the end of the first quarter of 2006.
Our Fleet
      We took delivery of our first three vessels in April 2005. We expect to take delivery of two additional vessels under purchase agreements in May 2005 and of the remaining three vessels under purchase agreements in July, August and September, respectively.
      Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. Our initial fleet will have a combined carrying capacity of approximately 585,000 dwt and an average age of approximately 8 years. We financed the purchase of the first three vessels through capital contributions by affiliates of each of Mr. Robertson, First Reserve and AMCI (“our Sponsors”) and debt. We have paid a 10% deposit on each of the five other vessels.
      Initially, most of our vessels will be employed under time charters of varying durations to well-established and reputable charterers. None of these vessels were or will be purchased subject to any existing time charter, but rather will be subject to new time charters we have or will put in place. When a charter expires, we will assess market conditions and determine whether to seek to re-employ the vessel under a long-term time charter, a short-term time charter or in the spot voyage market. Please read “Business — Time Charters.”

      The table below provides additional, summary information about our fleet as of April 30, 2005:

					Charter	Daily Time
			Year		Expiration	Charter Hire
Vessel	Type	Dwt	Built	Charterer	Date	Rate(1)

King Coal(2)	Panamax	72,873	1997	Energy Shipping S.p.A.(5)	April 2008	$24,985
Fearless I(2)	Panamax	73,427	1997	Deiulemar Compagnia di Navigazione S.p.A.	April 2008	25,000
Coal Glory(2)	Panamax	73,670	1995		Spot
Coal Age(3)	Panamax	72,861	1997
Iron Man(3)	Panamax	72,861	1997
Linda Leah(4)	Panamax	73,390	1997	Fratelli D’Amato S.p.A.	August 2008	23,750
Barbara(4)	Panamax	73,390	1997
Coal Pride(4)	Panamax	72,600	1999

(1)	This column shows the charter hire rates net of any commissions.

(2)	Delivered in April 2005.

(3)	Subject to a memorandum of agreement and expected to be delivered in May 2005.

(4)	Subject to a memorandum of agreement and expected to be delivered in the third quarter of 2005.

(5)	The obligations of Energy Shipping S.p.A. are guaranteed by Deiulemar Compagnia di Navigazione, S.p.A.
Drybulk Shipping Industry Trends
      The drybulk shipping industry is fundamental to international trade as it is the only practical and cost effective means of transporting large volumes of many essential commodities. Between 1999 and 2004, trade in all drybulk commodities experienced an aggregate increase of 25%. According to Drewry, in 2003 and 2004, charter rates for all sizes of drybulk carriers were at historically high levels, with rates in 2005 remaining relatively high. This increase in charter hire rates is attributable to the favorable imbalance between the supply of and demand for drybulk shipping capacity, which is currently a function of:
      Supply:

•	Shipyards where new ships are constructed are fully booked until 2008, providing visibility into the number and type of new vessels that will enter the market in coming years; and

•	Port congestion worldwide has lengthened voyage durations, effectively reducing the supply of vessels that are available for hire at any particular time.
      Demand:

•	In general, increasing global production and consumption and international trade have driven the strong demand for drybulk capacity; and

•	In particular, China and India continue to drive demand for drybulk carriers.
      We cannot predict or offer assurances that the current favorable imbalance between supply and demand described above will continue.

Our Competitive Strengths
      We believe that the following competitive strengths distinguish us in the drybulk shipping industry:

•	High Quality and Young Fleet. All of our drybulk carriers are modern Panamax vessels with an average age of approximately 8.0 years. According to Drewry, the average age of the world’s Panamax drybulk fleet as of April 5, 2005 is 12.2 years. We believe that owning a modern fleet of well-maintained vessels will enable us to operate our vessels with low operating costs and secure employment for our vessels with high quality charterers. We also believe that secondhand vessels of our fleet’s vintage will provide an attractive return on capital, given the favorable charter hire rates we expect they will command as compared to their purchase price.

•	Stable Cash Flow from Well-established and Reputable Charterers. We expect that the majority of our vessels will be initially employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Internal Management of Vessel Operations. We believe that providing our own technical management will favorably distinguish us from many of our competitors by allowing us to more closely monitor our operations and offer a high quality of performance, reliability and efficiency. We also expect that providing our own internal technical management will enable us to further limit operating costs by eliminating management fees to third parties.

•	Experienced Management Team and Strong Affiliation with Our Sponsors. Our executives have considerable experience in the management of the commercial and financial aspects of international shipping businesses. We also have a strong relationship with our Sponsors, which collectively have considerable experience and relationships in the energy, iron ore, and coal industries.

•	Focus on Panamax or Larger Drybulk Vessels. Initially our fleet will consist entirely of Panamax vessels, which we believe are the most flexible category of drybulk vessels, with the ability to access all major ports and to travel through the Panama Canal. Unlike smaller drybulk vessels, Panamax vessels are able to efficiently transport the major drybulk commodities to Asian markets from outside the region, and are less vulnerable to market changes in the demand for any single commodity.

•	Increased Flexibility through Use of Sister Ships. Our fleet will include two groups of sister ships. The ability to substitute ships with identical specifications enhances our fleet’s revenue potential by providing increased flexibility to meet charterers’ schedules. Sister ships also increase our operating efficiencies because technical knowledge can be shared across vessels in a series and economies of scale can be created when ordering spare parts and supplying and crewing vessels.
Our Business Strategy
      Our business strategy is to provide reliable seaborne transportation services for drybulk cargoes at a competitive cost. The principal elements of our business strategy consist of:

•	Optimize Charter Planning. We intend to employ a significant portion of our fleet under time charters to achieve predictable and visible cash flows and increase utilization rates. Our commercial management team will seek to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain predictable cash flows.

•	Focus on High Quality Panamax or Larger Drybulk Vessels. We intend to maintain a high quality, cost efficient fleet of Panamax or larger drybulk carriers that meet rigorous industry standards and our charterers’ requirements. Our fleet will enable us to efficiently transport major drybulk commodities such as coal, iron ore and grain to China and other expanding markets.

•	Maintain Low Cost, Highly Efficient Operations. We intend to perform internally the commercial management of our entire fleet and, by the end of the first quarter of 2006, the technical management of our fleet. We believe that utilizing our own commercial and technical management will enable us to reduce our operating expenses by eliminating external management fees and commissions. In addition, we believe that our policy of staffing each of our vessels with qualified officers and crews who share a common nationality will enable us to increase the efficiency of our vessel operations.

•	Strategically Expand the Size of Our Fleet. The size of our initial fleet places us within the top twenty owners of Panamax drybulk vessels worldwide, and our goal is to further expand our worldwide presence in the drybulk carrier market. We believe that our worldwide presence will enable us to capitalize on economies of scale in the management of our fleet, maximize our fleet’s utilization, and minimize positioning days.

•	Flexible Financial Strategy. In order to fund future acquisitions we intend to pursue a financial strategy that maximizes our flexibility. The proceeds from this offering will allow us to repay our outstanding indebtedness. We believe our low debt level will provide us with the flexibility to take advantage of acquisition opportunities as they arise.

•	Leveraging our Sponsors’ Strategic Relationships. Our Sponsors and their affiliates have extensive experience and relationships in the coal, steel and iron ore industries. We plan to use these relationships to identify chartering opportunities, make contacts, and gain market intelligence in these core commodities industries.
Our Relationship with Our Sponsors
      Quintana Maritime Investors LLC, our parent, is beneficially owned by affiliates of each of Mr. Robertson, First Reserve, and AMCI. We have a strong relationship with our Sponsors and certain of their affiliates. Following the consummation of this offering, we expect that Quintana Maritime Investors LLC will be liquidated and its ownership interest in us will be distributed to its members, affiliates of our Sponsors.
      Mr. Robertson is chairman of our board of directors and is the beneficial owner of the controlling interest in the general partner of Natural Resource Partners L.P. (“NRP”). NRP is a publicly traded limited partnership engaged principally in the business of owning and managing coal properties in the United States. First Reserve is the largest and oldest private equity firm specializing in the energy industry, with $4.7 billion under management across four active funds, including significant interests in the coal industry. AMCI is one of the largest privately owned international coal companies, and is engaged in the production, handling and marketing of coal, iron ore and steel.
      We believe that we will be able to leverage the collective experience of our Sponsors in the energy, coal, steel and iron ore industries to obtain chartering opportunities, contacts, and market intelligence in the core commodities trades.
Our Vessel Management
      We provide our own commercial management services for each of our vessels on an exclusive basis. Commercial management services include chartering, the sale and purchase of vessels, and accounting.
      Initially, our management team will provide the technical management of three of our vessels and we will outsource the technical management of five of our vessels to our third party Manager. However, we expect to take over the technical management of our entire fleet by the end of the first quarter of 2006. Technical vessel management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. Please read “Business — Management of Our Fleet.”

Our Dividend Policy
      The payment of dividends is in the discretion of our board of directors, subject to certain limitations as set forth in the section of this prospectus entitled “Dividend Policy.” We have not yet established a dividend policy.
      We believe that under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and non-corporate United States shareholders will generally be subject to a 15% United States federal income tax rate with respect to our dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the sections of this prospectus entitled “Dividend Policy” and “Tax Considerations” for additional information regarding dividend payments generally.
Our Structure
      Quintana Maritime Limited is a holding company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands. We maintain our principal executive offices at Pandoras 13 & Kyprou Street, 166 74 Glyfada, Greece. Our telephone number at that address is 011-30-210-898-5056.
Enforceability of Civil Liabilities
      Quintana Maritime Limited is a Marshall Islands company, and our principal executive offices are located outside the United States in Glyfada, Greece. Some of our directors may reside outside of the United States. Two of our officers, as well as the shipping industry experts named in the prospectus, also reside outside the United States. In addition, all of our assets and a substantial portion of the assets of our non-U.S. directors, non-U.S. officers and shipping industry experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.
The International Drybulk Shipping Industry
      The discussions contained under the sections of this prospectus entitled “Prospectus Summary — Industry Trends,” “Business” and “The International Drybulk Shipping Industry” have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that these sections accurately describe the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.
      The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

The Offering

Common stock offered	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million. We intend to use approximately $ million of the net proceeds to repay the outstanding debt incurred to finance or refinance the purchase of our vessels under our secured term loan and to fund a portion of the purchase price of any remaining vessels. We intend to use $ million of the net proceeds to pay a dividend to Quintana Maritime Investors LLC, our sole shareholder existing immediately prior to this offering. See “Use of Proceeds.” We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our sole shareholder existing immediately prior to the offering. To the extent the underwriters’ over-allotment option is not exercised in full, the additional dividend will be payable to that sole shareholder in additional shares. Please see “Related Party Transactions — Dividend.”

Nasdaq National Market	We will apply to list our common stock for quotation on the Nasdaq National Market under the symbol “QMAR.”
Risk Factors
      Investing in our common stock involves substantial risks. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 8.

Quintana Maritime Limited
Summary Consolidated Financial Data
      We were incorporated on January 13, 2005. The following table sets forth our summary consolidated financial data for the period from January 13, 2005 (inception) through and as of March 31, 2005. As of March 31, 2005, we had not taken delivery of any of our Panamax vessels and we did not conduct any significant operations during the period presented. The following financial data also does not reflect significant capital contributions and debt incurrences following the balance sheet date. See “Capitalization.” The data were derived from our audited consolidated financial statements, which are included in this prospectus, and should be read in connection with the consolidated financial statements, related notes and other financial information included herein.

For Period from
January 13, 2005
through
March 31, 2005

(In thousands)
Consolidated Statement of Operations Data:
Net loss	$(156.9)

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$707.8
Total current assets	726.5
Total non-current assets	28,858.9
Total assets	29,585.5
Total liabilities	155.3
Shareholder’s equity	29,430.1

Consolidated Cash Flow Data:
Net cash used in operating activities	$(20.3)
Net cash used in investing activities	(28,858.9)
Net cash from financing activities	29,587.0

RISK FACTORS
      You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.
Company Specific Risk Factors

Because we are a new company with a limited operating history, we may be less successful in implementing our business strategy than a more seasoned company.
      We were formed in January 2005 and a portion of our fleet commenced operations in April 2005. As a result, we have a limited performance record and operating history. Our historical financial statements predate the commencement of our operations, and therefore do not provide a meaningful basis for you to evaluate our operations or our ability to achieve our business strategy. We may be less successful in implementing our business strategy than a more seasoned company.

We have not yet adopted a dividend policy and cannot assure you that our board of directors will declare dividends.
      We have not yet adopted a dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared, if any, will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, provisions of Marshall Islands law governing the payment of dividends and restrictive covenants in our existing and future debt instruments. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends.
      We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of our operating cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.
      Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. In addition, our term loan facility contains, and we expect that any future debt agreements will contain, covenants prohibiting us from paying dividends if there is a default thereunder or if a default would result from the payment of such dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Term Loan Facility.”
      We can give no assurance that dividends will be paid in the future.

Our earnings may be adversely affected if we do not successfully employ our vessels on medium- or long-term time charters or take advantage of favorable opportunities in the spot market.
      We expect to seek to employ the majority of our vessels primarily on medium- and long-term time charters. Although medium- and long-term charters provide relatively steady streams of revenue, our vessels committed to such charters may not be available for immediate chartering for spot charters, during periods of increasing charter hire rates when spot voyages might be more profitable. If we cannot re-charter these vessels on new medium- or long-term charters following the expiration of previous charters, or employ them in the spot market profitably, our results of operations and operating cash flow may suffer. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably.

Because we will initially depend on our Manager to provide the technical management for a majority of our fleet, our operations will be vulnerable to any financial or operational problems of the Manager.
      We are a newly formed company with eight employees as of April 30, 2005. We have subcontracted, or will subcontract, the technical management of five of the eight vessels in our fleet, including crewing, maintenance and repair, to our Manager under separate one-year management agreements. Although we expect to provide the technical management of our entire fleet through our wholly-owned subsidiary, Quintana Management LLC, by the end of the first quarter of 2006, the loss of our Manager’s services or its failure to perform its obligations to us before we take over the technical management of our entire fleet could materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. In addition, we may not be able to put in place the required personnel or infrastructure, or otherwise successfully take over the technical management of the vessels being managed by our Manager upon the expiration of our current vessel management agreements. Furthermore, we may find that we are not a suitable replacement for our Manager.
      The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, an investor might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us. Our inability to successfully take over the technical management of the vessels being managed by our Manager or our inability to perform the technical management of the vessels being managed by our Manager satisfactorily would materially and adversely affect our business, financial condition, results of operations and ability to pay dividends.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.
      We intend to grow our business through selective acquisitions of additional vessels. Our future growth will primarily depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

•	enlarging our customer base;

•	managing our expansion; and

•	obtaining required financing on acceptable terms.
      During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

We cannot assure you that we will be able to borrow further amounts under our term loan facility, which we will need to fund our growth.
      Our ability to borrow further amounts under our term loan facility will be subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each borrowing, we will be required, among other things, to provide the lenders with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to borrow further amounts under our term loan facility or any future debt facility. If we are unable to borrow further amounts under our term loan facility, we may be unable to fund the acquisition of the remaining vessels in our initial fleet.

Restrictive covenants in our term loan facility impose, and any future debt facilities will impose, financial and other restrictions on us.
      The term loan facility imposes and any future debt facility will impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	pay dividends or make capital expenditures if we do not repay amounts drawn under the term loan facility when due, if there is a default under the term loan facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.
      Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our shareholders, finance our future operations, make acquisitions or pursue business opportunities.

Servicing future indebtedness would limit funds available for other purposes, such as the payment of dividends.
      We intend to finance our future fleet expansion program in part with secured indebtedness. We may incur other indebtedness in the future. While we may seek to refinance amounts drawn or incurred, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts on terms acceptable to us or at all, we will have to dedicate cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under any future debt agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under any future debt agreements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our cash flows and income.
      Unless we maintain cash reserves for vessel replacement we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.
      Our current business strategy includes the acquisition of high-quality secondhand vessels. While we have the right to inspect previously owned vessels prior to purchase, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to incur costly repairs to the vessels. If this were to occur, such hidden defects or problems may be expensive to repair when detected, and if not detected may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our costs. We do not expect to receive the benefit of warranties on secondhand vessels.

When our initial time charters end, we may not be able to replace them promptly or with profitable ones.
      We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the initial charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to pay dividends to shareholders.
      If drybulk vessel charter hire rates are lower than they are now, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.
      We will employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter hire rates than we are able to offer.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
      Our success depends to a significant extent upon the abilities and efforts of our management team, which was formed beginning in January 2005. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain “key man” life insurance on any of our officers.

Risks associated with operating oceangoing vessels could negatively affect our business and reputation, which could adversely affect our revenues and stock price.
      The operation of oceangoing vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.
      Any of these circumstances or events could increase our costs or lower our revenues. Because we will have only eight vessels in our initial fleet, loss or damage to any one or more of our vessels would have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends. In addition to any economic cost, the involvement of our vessels in an environmental disaster may harm our reputation. Our lack of operating history may increase these risks.

The operation of drybulk carriers has certain unique operational risks.
      With a drybulk carrier, the cargo itself and its interaction with the ship may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and we may face unexpected costs, which could adversely affect our cash flow and financial condition.
      If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
      We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance for the vessels of which we have taken delivery includes hull and machinery insurance, war risks insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which increase our costs in the event of a claim.

If our drybulk carriers are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
      We have entered into separate memoranda of agreement with third-party sellers to acquire five additional Panamax drybulk carriers. Our operating strategy is based on having a minimum fleet of eight vessels. We expect that these vessels will be delivered to us by the end of September 2005. A delay in the delivery of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. We intend to conduct only a limited inspection of these additional drybulk carriers.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
      In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our fleet has an average age of approximately 8 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may earn United States source income that is subject to tax, thereby reducing our earnings.
      Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of our gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under Section 883 of the Code. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. In addition, our ability to qualify for the exemption will depend upon our interpretation of Treasury regulations promulgated under Section 883 of the Code, which is subject to uncertainty following certain recent statutory changes described in more detail the section of this prospectus entitled “Tax Considerations.” While we do not expect to have a material amount of gross income attributable to shipping transportation that begins or ends in the United States, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. Moreover, we can give no assurance that the trading pattern of our ships will not change in the future. As a result, our liability for tax could become material and our net income and cash flow would be reduced by the amount of the applicable tax. Please see the section of this prospectus entitled “Tax Considerations” for additional information relating to the U.S. taxation of our income.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
      A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
      Based on our operations as of the completion of this offering, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute “passive income,” and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.
      Regarding the PFIC issue, there are legal uncertainties involved in our determination that we are not a PFIC, and we are not relying on an opinion of counsel on this issue. Furthermore, no assurance can be given that the Internal Revenue Service will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Because we expect to generate all of our revenues in Dollars but may incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.
      We expect to generate all of our revenues in Dollars. We expect to incur a portion of our operating expenses in currencies other than Dollars. This difference could lead to fluctuations in net income due to changes in the value of the Dollar relative to the other currencies, in particular the Euro. Expenses, including extraordinary expenses, incurred in foreign currencies against which the Dollar falls in value will be higher in Dollar terms, resulting in a decrease in our operating income. We have not hedged against these risks. Our operating results could suffer as a result.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
      We expect to derive a significant part of our revenue from a limited number of customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our shareholders.
      We could lose a customer or the benefits of a time charter for many different reasons, including if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise; or

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter.

      If we lose a key customer, we may be unable to obtain charters on comparable terms or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
      We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.
      We are a newly formed company. Our current operating and financial systems may not be adequate as we commence operations and implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we or our crewing agent will be able to hire suitable employees as we expand our fleet. This task will be made more difficult by our strategy of maintaining single nationality crews. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.
Industry Specific Risk Factors

The international drybulk shipping sector is cyclical and volatile, and this may lead to reductions and volatility in our charter hire rates, vessel values and results of operations.
      The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of drybulk carriers has varied widely, and charter hire rates for drybulk carriers are currently near historically high levels. See “The International Drybulk Shipping Industry — Charter Rates.” When we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected as we do not expect to be able to substantially lower our operating costs during periods of industry weaknesses. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
      Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic conditions;

•	environmental and other regulatory developments;

•	the distance drybulk is to be moved by sea; and

•	changes in seaborne and other transportation patterns.
      The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the number of vessels that are out of service;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	port congestion.
      We anticipate that the future demand for our drybulk carriers will be dependent upon, among other things, continued economic growth in the world’s economies, including China and India, and will be influenced by seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. We believe the capacity of the global drybulk carrier fleet will increase. If the supply of drybulk carrier capacity increases and the demand for drybulk carrier capacity does not increase or increases less quickly, the charter hire rates paid for our vessels could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
              Charter hire rates in the drybulk sector are near historically high levels and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world fleet’s ability to match it.
      Charter hire rates for the drybulk sector are near historically high levels. We anticipate that future demand for our drybulk carriers, and in turn our future charter hire rates, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe the capacity of the world’s fleet will increase and there can be no assurance that economic growth will continue. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk carriers could cause a decline in charter hire rates which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.
              The market value of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facility, cause us to fail to meet certain financial covenants in our credit facility and adversely affect our operating results.
      The fair market value of drybulk vessels has generally experienced high volatility and market prices for secondhand drybulk carriers are currently near historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility and we may not be able to obtain other financing on terms that are acceptable to us or at all. Please see the section of this prospectus entitled “International Drybulk Shipping Industry” for information concerning historical prices of drybulk carriers.

      If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our financial condition and results of operations.
              Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
      Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to pay dividends.
              Seasonal fluctuations in industry demand could adversely affect our operating results and the amount of available cash with which we can pay dividends.
      We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our business, financial condition, results of operations and ability to pay dividends.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flow and net income.
      Our business and the operations of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country of their registration in order to protect against potential environmental impacts. As a result of highly publicized accidents in recent years, government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. While we cannot in every instance predict the extent of the costs that will be required to comply with these requirements, environmental regulations should apply to all vessels registered in countries that have ratified the various conventions upon which such requirements are based, and should therefore apply to most of our competitors to the same extent as they apply to us.
      These requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our unit holders.
      For additional information on these and other environmental requirements, you should carefully review the information contained in “Business-Environmental and Other Regulations.”

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
      The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
      A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels does not maintain its class or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable. Moreover, as a result, we could be in violation of certain covenants in our loan agreements, all of which would negatively impact our revenues and liquidity.
      The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and ship managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We expect to have our own ISM Code certification for the three vessels for which we will provide in-house technical management prior to their delivery. Initially, we will rely on our Manager’s certification under the ISM Code in order to operate the five vessels under management agreements with our Manager. We intend to obtain our own ISM Code certification for these five vessels following this offering, and prior to the expiration of our management agreements. We cannot assure you that we will be able to obtain our own ISM Code certification.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.
      Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
      A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter hire rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
      International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.
      It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.
      We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

World events could affect our results of operations and financial condition.
      Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In addition, political tensions or conflicts in the Asia Pacific Region, particularly involving China, may reduce the demand for our services. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.
Risks Relating to Our Common Stock

Our Sponsors will beneficially own a significant amount of our common stock, giving them a substantial influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock will limit the influence of public shareholders.
      Upon completion of this offering, affiliates of each of Mr. Robertson, First Reserve and AMCI will beneficially own approximately           % of our outstanding common stock, (approximately           % if the underwriters exercise their over-allotment option in full). Due to our Sponsors’ significant ownership interest, it has the ability to exert substantial influence over our board of directors and its policies. Our Sponsors will be able to substantially influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, take over or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Certain conflicts of interest may adversely affect us.
      Mr. Robertson is the beneficial owner of the controlling interest in the general partner of NRP, which owns and manages coal properties. First Reserve is a private equity firm specializing in the energy industry with economic interests in the coal sector. AMCI is engaged in the business of production, handling and marketing of coal, iron ore and steel. Mr. Robertson, First Reserve and AMCI are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may create competing financial demands on the affiliates of our Sponsors, give rise to potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Mr. Robertson, First Reserve and AMCI and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.

If we do not implement all required accounting practices and policies we may be unable to provide the required financial information in a timely and reliable manner.
      Prior to this offering, as a privately-held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion.

The price of our common stock may be volatile following completion of this offering.
      The price of our common stock after this offering may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the drybulk shipping industry;

•	market conditions in the drybulk shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.
      The drybulk shipping industry has been highly unpredictable and volatile. The market for common stock of companies in this industry may be equally volatile.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
      Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

Because we are incorporated under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
      We are incorporated under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Glyfada, Greece. In addition, initially two of our officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

The shares of our common stock that purchasers purchase in this offering will experience immediate and substantial dilution.
      The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur dilution of approximately $           per share (based on an initial public offering price of $           per share, the mid-point of the range set forth on the cover of this prospectus) in the net tangible book value of their purchased shares. The shares of our common stock owned by existing shareholders will receive a material increase in the net tangible book value per share. Shareholders may experience additional dilution if we issue common stock in the future. As a result of this dilution, shareholders may receive significantly less than the full purchase price they paid for the shares in the event of a liquidation. Please read “Dilution.”

Because our common stock has never been publicly traded, a trading market may not develop for our common stock and shareholders may not be able to sell their stock.
      Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

Future sales of our common stock could cause the market price of our common stock to decline.
      Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
      We intend to issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Immediately, after this offering, assuming that the underwriters do not exercise their over-allotment option, our existing shareholder will own                      shares, or approximately           %, of our outstanding common stock. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing shareholder have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage a takeover attempt even if doing so might be beneficial to our shareholders.
      Provisions contained in our amended and restated articles of incorporation and amended and restated bylaws could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to our existing shareholders. Provisions of our amended and restated articles of incorporation and amended and restated bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our amended and restated articles of incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

USE OF PROCEEDS
      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $                     million, assuming an initial public offering price per share of $          , the mid-point of the range set forth on the cover of this prospectus.
      We intend to use approximately $                     million of the net proceeds to repay all of the outstanding indebtedness under our secured term loan that we used to finance or refinance the purchase of our vessels and to fund a portion of the purchase price of any remaining vessels. We intend to use $                million of the net proceeds to pay a dividend to our sole shareholder existing immediately prior to the offering, Quintana Maritime Investors LLC, which is owned by affiliates of each of Mr. Robertson, First Reserve and AMCI. We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to Quintana Maritime Investors LLC. In the event the underwriters exercise their over-allotment option in full, $          would be available to pay the additional dividend. To the extent the underwriters’ over-allotment option is not exercised in full, the additional dividend will be payable to Quintana Maritime Investors LLC in additional common shares. Please see “Related Party Transactions — Dividend.” Holders who purchase common shares in this offering will not be entitled to receive either of these dividends.
      We currently expect that we will use a portion of such net proceeds to repay all of our secured term loan facility. The term loan facility currently accrues interest at LIBOR plus 1.625% per annum with respect to Tranche A and LIBOR plus 2.50% per annum with respect to Tranche B, and is due to mature on July 29, 2011, with quarterly amortization prior thereto. Borrowings under the term loan facility will be used to repay all amounts outstanding under a $150 million bridge loan credit agreement that were incurred to finance the purchase of a portion of our fleet and, together with the proceeds of capital contributions, will be used to finance the purchase of our remaining vessels and to pay related transaction fees and expenses.

DIVIDEND POLICY
      The payment of dividends is in the discretion of our board of directors, subject to the requirements of Marshall Islands law and the terms of any debt facilities. We have not yet established a dividend policy. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.
      We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such non-corporate United States shareholders will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus entitled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments.
      The dry bulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid.

CAPITALIZATION
      The following table sets forth our consolidated capitalization as of March 31, 2005:

•	on an actual basis;

•	on an as adjusted basis to give effect to significant changes to our capital structure which occurred subsequent to March 31, 2005, including:

—	the contribution of capital by our sole shareholder existing immediately prior to this offering; and

—	the incurrence of indebtedness under the secured term loan facility to finance or refinance the acquisition of vessels, assuming the purchase of all eight of our vessels; and

•	on a further as adjusted basis to give effect to:

—	the issuance of shares of common stock in this offering at an offering price of $ per share, which is the mid-point of the range set forth on the cover of this prospectus, and assuming that the underwriters have not exercised their over-allotment option; and

—	the application of the net proceeds of this offering to repay all of the outstanding debt under the senior secured term loan facility, to fund a portion of the purchase price of our vessels and to pay a dividend to our sole shareholder existing immediately prior to this offering, which is owned by affiliates of each of Mr. Robertson, First Reserve and AMCI, as described under “Use of Proceeds.”
      The following should be read in conjunction with the accompanying financial statements, and the related notes thereto, and the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2005

		As Adjusted
		for Capital
		Contribution	As Further
		and Debt	Adjusted for
	Actual	Incurrence	this Offering

	(Dollars in thousands)
Cash and cash equivalents	$707.8
Debt:
Senior secured term loan facility	$—

Total debt	$—	$	$

Shareholders’ equity:
Common stock at stated value (no par value), actual—500 shares authorized, issued and outstanding; as adjusted— shares authorized and shares issued and outstanding; as further adjusted—100,000,000 shares authorized and shares issued and outstanding	$0.5	$	$
Additional paid-in capital	29,586.5
Accumulated earnings (deficit)	(156.9)

Total shareholders’ equity	29,430.1

Total capitalization	$29,430.1	$	$

DILUTION
      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2005, divided by the number of shares of our common stock that would have been held by our sole shareholder existing prior to this offering as of March 31, 2005, assuming that on March 31, 2005, (i) we had completed the distribution of shares of common stock to our sole shareholder existing prior to this offering (which will occur if the underwriters do not exercise any portion of their over-allotment option) and (ii) the           -for-one stock split we expect to occur immediately prior to this offering had occurred. On a pro forma basis, after giving effect to:

•	the contribution of capital by our sole shareholder existing immediately prior to this offering and the -for-one stock split;

•	the incurrence of indebtedness under our secured term loan facility to finance or refinance the acquisition of vessels, assuming the purchase of all eight of our vessels;

•	the sale by us of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses and the application of the estimated net proceeds of this offering as described under “Use of Proceeds;” and

•	the payment of the approximately $ million dividend that we intend to declare prior to the consummation of this offering to our sole shareholder existing prior to this offering,
our pro forma net tangible book value as of March 31, 2005 would have been $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $           per share to the existing shareholder and an immediate dilution in net tangible book value of $           per share to new investors.
      The following table illustrates the pro forma per share dilution and appreciation at March 31, 2005:

Initial public offering price per share
Pro forma net tangible book value per share as of March 31, 2005
Increase in net tangible book value attributable to new investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to new investors
      We will reduce the number of shares that we will issue in the stock distribution to our sole shareholder existing prior to this offering described above by the number of shares sold to the underwriters, if any, pursuant to their over-allotment option. We will also make a cash distribution to that sole shareholder equal to the net proceeds we receive from the sale of our shares in the over-allotment option. Accordingly, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option.
      The following table summarizes, on a pro forma basis as at March 31, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holder of shares of common stock and by you in this offering, based upon the assumed initial public offering price of $           per share.

Pro Forma Shares
	Outstanding			Total Consideration			Average
Price Per
	Number	Percent		Amount	Percent		Share

Existing shareholder			%			%

New investors(1)

Total		100.0%			100.0%

(1)	Assumes exercise in full of the underwriters’ over-allotment option.

      Total consideration and average price per share paid by our sole shareholder existing prior to this offering in the table above give effect to the approximately $           million dividend we intend to pay to the existing shareholder in connection with this offering. As the table indicates, the existing shareholder’s total consideration for its shares is approximately $           million, with an average share price of $          , which means that the existing shareholder in the aggregate will have received approximately $           million more than they originally invested.
      The number of shares held by our sole shareholder prior to this offering will be reduced to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option the existing shareholder will own a total of                      shares or approximately      % of our total outstanding shares which will decrease the average price paid by the existing shareholder per share to $          .

SELECTED CONSOLIDATED FINANCIAL DATA
      We were incorporated on January 13, 2005. The following table sets forth our selected consolidated financial data for the period from January 13, 2005 (inception) through March 31, 2005 and as of March 31, 2005. As of March 31, 2005, we had not taken delivery of any of our Panamax vessels, and we did not conduct any significant operations during the period presented. The following financial data also does not reflect significant capital contributions and debt incurrences following the balance sheet date. See “Capitalization.” The data were derived from our audited consolidated financial statements, which are included in this prospectus and should be read in connection with the consolidated financial statements, related notes and other financial information included herein.

For Period from
January 13, 2005
through
March 31, 2005

(In thousands)
Consolidated Statement of Operations Data:
Net loss	$(156.9)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$707.8
Total current assets	726.5
Total non-current assets	28,858.9
Total assets	29,585.5
Total liabilities	155.3
Shareholder’s equity	29,430.1
Consolidated Cash Flow Data:
Net cash used in operating activities	$(20.3)
Net cash used in investing activities	(28,858.9)
Net cash from financing activities	29,587.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statements and the notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled “Risk Factors” and elsewhere in this prospectus.
Overview
      We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005 and began operations in April 2005. We expect to own and operate, through our subsidiaries, a total of eight Panamax drybulk carriers by the end of the third quarter of 2005. We have financed the acquisition of our fleet through capital contributions by affiliates of each of Mr. Robertson, First Reserve and AMCI and borrowings under a $150 million bridge loan facility, which we will repay through borrowings under our secured term loan facility. We will use a portion of the net proceeds of this offering to repay all of our debt under our secured term loan facility, to pay a dividend to our sole shareholder existing prior to this offering and to fund a portion of the purchase price of the remaining vessels in our initial fleet.
      As of March 31, 2005 we had not taken delivery of any of our Panamax vessels and we and our subsidiaries had no operations. We took delivery of our first three Panamax vessels in April 2005, and since then have had limited shipping operations as well as certain limited operations relating to the acquisition, chartering and operation of our fleet. We expect to take delivery of two additional vessels under purchase agreements in May 2005, and of the remaining three vessels under purchase agreements in July, August and September, respectively.
Charters
      We will generate revenues by charging customers for the transportation of drybulk cargo using our vessels. We expect that the majority of our vessels will be employed under time charters to well-established and reputable charterers. We expect that the remainder of our vessels will be employed under spot market charters.
      A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers but the vessel owner pays the vessel operating expenses. In the case of a spot market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Vessels operating in the spot charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk rates. However, we will be exposed to the risk of declining drybulk rates when operating in the spot market, which may have a materially adverse impact on our financial performance.
      We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason not otherwise excluded in the calculation of available days, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Spot Charter Rates. Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage and Time Charter Revenue
      Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in dry-dock undergoing repairs;

•	the amount of time that our vessels spend in connection with maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk shipping industry; and

•	other factors affecting spot market charter hire rates for drybulk carriers.
Voyage Expenses
      When we employ our vessels on spot market voyage charters we will incur expenses that include port and canal charges and bunker expenses. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because the majority of our vessels are expected to be employed under time charters that require the charterer to bear all of those expenses.
      As is common in the drybulk shipping industry, we typically expect to pay commissions ranging from 5% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Vessel Operating Expenses
      Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
Other Expenses
      Our other expenses will consist of administrative expenses (such as the salaries and other related costs of the executive officers and the members of our board of directors and other employees, our office rents, legal and auditing costs and other miscellaneous office expenses/corporate overhead), the vessels’ management fees payable under our management agreement with our Manager and payments under our term loan facility and any future debt facility consisting of interest and principal. We will pay our Manager a fixed-rate management fee of $400 per day per each of the five vessels under its management and reimburse our Manager for the vessel operating expenses for these five vessels though, as described under “— Vessel Management,” we expect to assume technical management of all of our vessels by the end of the first quarter of 2006. We expect that savings due to elimination of the fixed-rate management fee will at least partially be offset by an increase in general and administrative expenses associated with the hiring of additional personnel to perform the technical management of more vessels. We expect general and administrative expenses to increase as a result of this offering, the costs associated with being a public company and the enlargement of our fleet.
      As we begin operating our fleet we may have other cash expenses or contingent liabilities for which reserves are required.
      We and our subsidiaries do not expect to have any income tax liabilities in the Marshall Islands.
Depreciation
      We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated in line with the scrapping market price per lightweight ton, at the date of the vessel’s acquisition, which we believe is common in the drybulk shipping industry.
      Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.
Drydocking
      We will capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period until the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of the next drydocking.
Financing costs
      Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.
Vessel Management
      We provide our own commercial management services for each of our vessels on an exclusive basis. Commercial management services include chartering, sale and purchase of vessels and accounting services.

      Initially, our management team will provide the technical management of three of our vessels and we will outsource the technical management of five of our vessels to our Manager under separate, one-year management agreements. Under the management agreements, our Manager will provide technical vessel management services such as arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. We will pay our Manager a fixed management fee for each of the five vessels under its management. We will also reimburse our Manager for the operating costs of each of the five vessels under its management.
      We expect to provide the technical management of our entire fleet by the end of the first quarter of 2006 through our wholly-owned subsidiary, Quintana Management LLC. Please read “Business — Management of Our Fleet.”
Share Capital
      As of May 3, 2005, our sole shareholder had contributed an amount of $500 to us as paid-in capital for issuance of 500 shares of common stock. In addition, our sole shareholder has made an additional capital contribution of $66,280,637.
Liquidity and Capital Resources
      Our liquidity requirements will relate to our operating expenses, including payments under our ship management agreements, quarterly payments of interest and the payment of principal at maturity under our term loan facility and anticipated payments under our anticipated revolving credit facility, cash reserves for contingencies, future growth and dividend payments.
      We estimate that our cash flow from our charters will be sufficient to fund our working capital requirements approximately for the twelve month period following the closing of this offering. We intend to enter into a revolving credit facility on or about the closing date of this offering for purposes of funding our future acquisitions of vessels. However, we have not entered into any commitment letter from a prospective lender, and cannot assure you that we will be able to obtain a revolving credit facility or do so on favorable terms.
Bridge Loan Facility
      We and our subsidiaries entered into a $150 million bridge loan facility, dated as of May 3, 2005, with Morgan Stanley Senior Funding, Inc., as agent, and the initial lenders thereunder. We initially borrowed $110 million thereunder to finance a portion of the purchase price for the first three of our vessels and related fees and expenses. We subsequently borrowed an additional $40 million to finance a portion of the purchase price of one or more additional vessels. We will repay all amounts outstanding under such bridge loan facility in early May 2005 out of the proceeds of the term loan facility described below.
Term Loan Facility
      General. We and our subsidiaries have entered into a new $262,456,000 secured delayed-draw term loan facility, dated as of April 29, 2005, with Citibank, N.A. as original lender, Citigroup Global Markets Limited as mandated lead arranger, Citibank International plc as administrative agent and Citicorp Trustee Company Limited as security trustee, and a syndicate of other financial institutions. Loans under the term loan facility may be used to finance in part the acquisition and associated costs and expenses of vessels or to repay any bridge financing incurred to acquire vessels. We will apply borrowings under the term loan facility to repay all amounts outstanding, plus accrued interest, under the bridge loan facility described above. We may apply additional borrowings under our term loan facility to fund the acquisition of the remaining vessels in our fleet. We will apply $           million of the net proceeds of the offering to repay all indebtedness outstanding under the term loan facility.

      Fees and Interest. We paid an underwriting fee and a structuring fee upon our acceptance of the commitment letter that we entered on the date that we signed the loan agreement. A commitment fee will accrue on the amount of the undrawn balance from the first available draw down date. An agency and security trustee fee will be due annually.
      Interest on amounts drawn will be payable at a rate of 1.625% per annum over LIBOR in respect of Tranche A and 2.50% over LIBOR in respect of Tranche B, for interest periods of 1, 2, 3 or 6 months or, if agreed by all lenders with commitments, 9 or 12 months. In the event the Tranche B term loans are not syndicated within 45 days, Tranches A and B will collapse into a single tranche and interest will be payable at a rate of 1.75% per annum over LIBOR.
      We are required to enter into hedging arrangements with respect to 50% of the amount outstanding under the term loan facility no later than October 1, 2005.
      Term and Facility Limit. The term loan facility has a term of six years and three months. The term loan facility will consist of Tranche A, in an aggregate amount equal to the lesser of $213,245,500 and an amount equal to 65% of the fair market value of our vessels, and a Tranche B, in an aggregate amount equal to the lesser of $49,210,500 and 15% of the fair market value of our vessels. Principal outstanding of Tranche A is amortizable in 24 quarterly installments beginning on December 30, 2005. Principal outstanding of Tranche B is amortizable in 24 quarterly installments beginning on December 30, 2005.
      We will be permitted to borrow up to the facility limits, provided that conditions to drawdown are satisfied. Among other things, the aggregate principal amount applied in respect of any vessel acquisition must not exceed 80% of the fair market value of the vessel.
      Prepayments. We may voluntarily prepay indebtedness under the secured term loan facility at any time, without premium, in minimum principal amounts of $2.0 million and in multiples of $1.0 million and pro rata across Tranche A and Tranche B and pro rata against each repayment installment.
      We are required to mandatorily repay indebtedness upon any sale of any vessel out of the net sale proceeds received and upon any loss of any vessel upon the earlier of (i) 120 days of such loss or 180 days if the collateral maintenance rate is met and (ii) receipt of such proceeds. Assuming the net proceeds of this offering are applied to repay at least $100.0 million principal amount under our term loan facility, we will not be required to apply available cash to permanently repay indebtedness under the term loan facility. We also are required to apply the first $50 million of net cash proceeds of this offering and 50% of such net cash proceeds in excess of $50 million to prepay indebtedness under the term loan facility, in inverse order of maturity for Tranche A and in order of maturity for Tranche B for the first $50 million and pro rata across Tranche A and Tranche B thereafter. We may use the remaining 50% of such proceeds in excess of $50 million for general corporate purposes (including the payment of dividends).
      Security. Our obligations under Tranche A under the term loan facility are secured by, among other things, a first priority mortgage on each of the vessels in our fleet, stock in our subsidiaries, stock in us owned by Quintana Maritime Investors, LLC, time charters and insurances. Our obligations under Tranche B under the term loan facility are secured by, among other things, a second priority mortgage on each of the vessels in our fleet, stock in our subsidiaries, stock in us owned by Quintana Maritime Investors, LLC, time charters and insurances. Each of the tranches is secured equally by a first priority security interest in all earnings related to our vessels. In addition, our obligations under the term loan facility are guaranteed by our subsidiaries. We may grant additional security from time to time in the future.
      Conditions. Our ability to borrow amounts under the term loan facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide common equity financing equal to at least 20% of the purchase price of the vessels and appraisals reasonably satisfactory to the lead arrangers. In addition, on the date of each vessel acquisition loan, seven of the vessels shall be employed under a fixed rate charter on terms reasonably satisfactory to the lead arranger, and after giving effect to all vessel acquisitions for our initial fleet, a specified mix of 3-year, 2-year and 1-year time charters and in the spot market.
      Financial Covenants. The term loan facility contains financial covenants requiring us, among other things, to ensure that:

•	the ratio of Total Debt (as defined) to Total Capitalization (as defined) shall be no greater than 0.80 to 1.00 at any time on or after January 1, 2006 and prior to January 1, 2007 and 0.60 to 1.00 at any time on or after January 1, 2007,

•	we have consolidated cash and cash equivalents of not less than $5.0 million on the last day of each fiscal quarter from July 31, 2005 until 12 months from the closing date, increasing to $10.0 million from the beginning of the second year after the closing date, subject to increase to $15.0 million if more than half of our vessels fail to be employed under fixed rate charters,

•	the ratio of Consolidated EBITDA (as defined) to cash Interest Expense (as defined) is no less than 2.5 to 1.00 commencing December 31, 2005 and prior to January 1, 2008, 2.1 to 1.00 commencing January 1, 2008 and prior to January 1, 2009, 2.25 to 1.00 commencing January 1, 2009 and prior to January 1, 2010 and 2.5 to 1.00 at any time on or after January 1, 2010, and

•	the aggregate fair market value of the vessels shall be no less than 115% of the aggregate principal amount outstanding under the secured term loan facility during the first year after the closing date of the secured term loan facility and no less than 125% of the aggregate principal amount thereafter. If the fair market value is less than the required amount, we will be required to either prepay indebtedness under the term loan facility or provide additional collateral, to the extent necessary to restore compliance with this covenant.
      Restrictive Covenants. The term loan facility will also contain general covenants that will require us to maintain adequate insurance coverage and to maintain our properties, vessels and time charters. The term loan facility also limits us and our subsidiaries from, among other things, incurring indebtedness, making capital expenditures, payments, dividends, entering into mergers, acquisitions (other than vessel acquisitions) and divestitures or in engaging in transactions with affiliates. In addition, the term loan facility will include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.
      Assuming the net proceeds of this offering are applied to repay at least $100.0 million principal amount under our term loan facility, our term loan facility will not prohibit us from paying dividends not exceeding in any year Consolidated EBITDA (as defined therein) less Consolidated Interest Expense (as defined therein) less the aggregate amount of prepayments of principal in that year, provided that no event of default has occurred and is continuing or would occur as a result of the payment of such dividends or distributions.
Inflation
      Inflation does not have significant impact on vessel operating or other expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Contractual Obligations
      The following table sets forth our expected contractual obligations and their maturity dates as of March 31, 2005.

	Within	One to	Three to	More Than
	One Year	Three Years	Five Years	Five Years	Total

	(Dollars in thousands)
Vessel purchase agreements(1)	$300,805.0	$—	$—	$—	$300,805.0
Management fees to Manager(2)	666.0	—	—	—	666.0
Office lease(3)	94.3	189.8	—	—	284.1

Total	$301,565.3	$189.8	$—	$—	$301,755.1

(1)	As of March 31, 2005, we had entered into vessel purchase agreements for eight vessels for an aggregate purchase price of $329.45 million, of which we paid a 10% deposit on seven vessels, or $28.645 million. In April 2005 we paid the 10% deposit on the eighth vessel in the amount of $4.3 million. Subsequent to March 31, 2005, we took delivery of three of our vessels and paid the $107.865 million balance that was due on these vessels. We financed the balance of the payments with indebtedness under our bridge loan facility. We intend to repay all indebtedness under our bridge facility from borrowings under our term loan facility. The total purchase price of our five undelivered vessels is $209.6 million, of which a balance of $188.64 million will be due upon delivery of the vessels. We intend to pay this balance through a combination of additional borrowings under our bridge loan facility, our term loan facility, capital contributions, the net proceeds of the offering and cash on hand. We intend to repay all outstanding indebtedness under our term loan facility from the net proceeds of this offering.

(2)	Based upon the terms of management agreements with our Manager, assuming each of the five vessels under its management for the full terms of the management agreements.

(3)	Represents the U.S. Dollar equivalent of lease payments in Euros as calculated in accordance with the noon buying rate of the Federal Reserve Bank of New York of $1.2919 to € 1.00 as of April 29, 2005. Our office lease has a three-year term.
Critical Accounting Policies
      Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets
      We use SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the our vessels.

Vessel depreciation
      Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Dry-docking costs
      We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written-off.
Qualitative and Quantitative Market Risk

Interest Rates
      Our term loan facility initially will accrue interest at LIBOR plus 1.625% per annum with respect to Tranche A and LIBOR plus 2.50% with respect to Tranche B. In the event the Tranche B term loans are not syndicated within 45 days, Tranches A and B will collapse into a single tranche, which will accrue interest at LIBOR plus 1.75% per annum. Our term loan facility matures on July 29, 2011, with quarterly amortization prior thereto. If any amounts are outstanding under our term loan facility on October 1, 2005, we will be required to enter into one or more interest rate swap agreements to effectively exchange the floating LIBOR-based interest rate on 50% of the principal amount then outstanding for a fixed rate. See “— Term Loan Facility.” We expect to repay all indebtedness outstanding under the term loan facility out of the net proceeds of the offering. Since we do not expect to have any debt outstanding under the term loan facility following the offering, we expect to have no sensitivity to interest rate changes thereunder. However, we expect to have sensitivity to interest rate changes with respect to future debt facilities, including a proposed revolving credit facility we expect to enter into on or about the closing date. We have not entered into any commitment letter from any prospective lender with respect to such a facility, and we are not able to estimate at this time the extent of any such sensitivity, which could be substantial.

Currency and Exchange Rates
      We expect to generate all of our revenue in Dollars. The majority of our operating expenses and the entirety of our management expenses are in Dollars but we expect to incur up to approximately 20% of our operating expenses in currencies other than Dollars. This difference could lead to fluctuating in net income due to changes in the value of the Dollar relative to other currencies. We do not intend to use financial derivatives to mitigate the risk of exchange rate fluctuations.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY
      The information and data in this section relating to the international drybulk shipping industry has been provided by Drewry Shipping Consultants, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry. Data marked “(p)” is information presented on a provisional basis, as data reported from various sources relating to 2004 may be subject to revision until mid-2005.
Bulk Carrier Industry Overview
      The international drybulk shipping industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.5 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.
      Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the drybulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20 or 40-foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.
      The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.
World Seaborne Trade in 2004 (p)

	Tons (Millions)	% Total

All Cargo
Drybulk	2,456	38.3%
Liquid (Oils/Gases/Chemicals)	2,520	39.8%
Container Cargo	896	14.1%
Non-Container /General Cargo	493	7.8%

Total	6,365	100.0%

Trade in Drybulk Commodities Only

	Tons (Millions)	% Total

Coal	625	25.4%
Iron Ore	645	26.3%
Grain	228	9.3%
Minor Bulks	958	39.0%

Total	2,456	100.0%

Source: Drewry
P = Provisional

Drybulk Seaborne Trade — 2004 (p)
Source: Drewry
      In terms of seaborne trade volumes (and the shipping ton-miles generated), the dominant influence is that of the major bulk trades, which include coal, iron ore and grains. During 2004 global seaborne trade in major bulks was an estimated 1.5 billion tons, representing 61% of the estimated total seaborne drybulk trade.
Coal
      Coal is an abundant commodity. At current production rates, coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than fifty countries with no world dependence on any one region. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.
      In 2003, Japan and the European Union were the first- and second-largest importers of coal, importing 161 million tons and 110 million tons, respectively. Australia, the largest exporter of steam coal, met much of this demand, exporting 105 million tons in 2003, which represented 25% of the world’s export market. The second- and third-largest exporters of steam coal in 2003 were Indonesia and China, exporting 85 million tons and 73 million tons, respectively.
      China’s coal exports and imports have increased dramatically over the last five years; its 73 million tons of exports in 2003 represented an average annual increase of 42% since its 1999 exports of 12.7 million tons, and its 2003 imports of 10.8 million tons, represented an average annual increase of 47% since the 1.6 million in 1999.
Iron Ore
      Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2004 approximately 650 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.
      As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the dry bulk sector. Total estimated iron ore imports for 2004 of 208 million tons increased by approximately 40% over 2003 import levels and have increased at a compound annual growth rate of 30% since 1999.
Chinese Iron Ore Imports

Year	Volume (Million tons)

1999	55.3
2000	70.0
2001	92.5
2002	111.3
2003	148.2
2004(p)	208.1
Source: Drewry
      This growth rate in iron ore imports is matched by Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 17%, compared to global production increasing by an average 5.6% per annum, as shown in the table below.
Crude Steel Production (million tons)

Year	EU	Japan	China	Global

1999	155.8	94.2	123.7	787.7
2000	163.3	106.4	127.2	829.6
2001	158.5	102.9	150.9	833.8
2002	158.1	107.7	179.7	883.9
2003	159.5	110.5	219.3	944.0
2004	170.0	112.7	269.3	1,033.5
Source: Drewry
Grain
      Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cottonseeds . In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein rich residue is used as a raw material in animal feed.
      Total grain production is dominated by the U.S. Argentina is the second largest producer followed by Canada and Australia. In terms of imports, the Asia/ Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.
Minor Bulks
      The balance of dry bulk trade, minor bulks, subdivides into two types of cargo. Firstly secondary bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. Second are the so-called neo-bulks, non free-flowing or part manufactured cargo. These are principally forest products and steel products including scrap. The latter are mainly transported in small vessels of less than 40,000 dwt. In 2004, total trade in minor bulks amounted to an estimated 958 million tons.

Drybulk Demand
      The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2%, on an average annual basis during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all drybulk commodities increased from 1.97 billion tons to 2.46 billion tons, an increase of 25% overall, as shown in the graph below.
Drybulk Trade Development
Source: Drewry
      Generally, growth in GDP and industrial production correlates with peaks in demand for seaborne transportation. Certain economies will act from time to time as the “primary driver” of the drybulk carrier market. In the 1990s Japan acted as the primary driver due to growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne drybulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for drybulk carriers.
      The following table illustrates China’s gross domestic product growth rate compared to that of the U.S. and global growth during the periods indicated.
GDP Growth (% change)

Years	China GDP Growth (%)	U.S. GDP Growth (%)	Global GDP Growth (%)

1981 – 1985	10.1	2.6	2.4
1986 – 1990	7.8	2.6	2.8
1991 – 1995	12.0	2.3	1.2
1996 – 2000	8.3	4.1	3.5
2001 – 2003	7.9	1.9	3.2
Source: Drewry and Asian Development Bank

      While the growth in Chinese trade has principally benefited the larger sectors of the fleet (Capesize and Panamax), there has been a significant “trickle down” effect to the Handymax and Handysize vessels. In times of weak demand the larger vessels will seek cargoes away from their main trades. For example, Panamax vessels will carry more grain and forest products when the coal trade is slow. This inevitably affects the Handymax and Handysize market. Conversely, when demand for the major bulks is strong, the Handymax and Handysize vessels have a much stronger demand scenario, as they are not being encroached by other sectors.
      The extent to which increases in drybulk trade have affected demand for drybulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.
      Between 1999 and 2004 ton-mile demand in the drybulk sector increased by a total of 25% to 11.5 billion ton-miles. The table below details the growth in ton mile demand for the main drybulk commodities. For some commodities there has been over the years a shift in demand due to changing trade routes. For example the Brazil to China iron ore route started to be a significant trade approximately six to eight years ago. Previously the principal trade was Brazil to Japan. The increase in trade on the route to China has had an increased effect on the demand for shipping due to the length of the haul. Conversely as Chinese demand has grown, there has been some shift in the sourcing of iron ore away from Atlantic sources to Pacific regions such as Australia. However this has not yet reached significant proportions to affect the ton-mile demand.
Billion Ton-Mile Demand by Commodity

							99-04
	1999	2000	2001	2002	2003	2004	CAGR

Iron Ore	2,436	2,713	2,718	2,927	3,266	3,516	7.6%
Coal	2,367	2,530	2,612	2,657	2,788	2,950	4.5%
Grain	1,138	1,194	1,260	1,183	1,156	1,241	1.7%
Bauxite/ Alumina	192	195	190	197	204	212	2.0%
Phosrock	112	111	113	113	117	120	1.4%
Agribulks	434	424	440	436	441	453	0.9%
Forest Products	615	638	621	632	641	669	1.7%
Fertilisers	389	400	386	392	399	415	1.3%
Minerals	156	164	162	170	183	194	4.5%
Iron & Steel	924	984	977	1,033	1,107	1,225	5.8%
Manufactured Products	443	472	479	487	503	516	3.1%

Total Demand	9,205	9,825	9,958	10,227	10,805	11,511	4.6%

Source: Drewry
      The following map represents the major global drybulk trade routes. Drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. However, drybulk carriers seldom operate on round trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. This means that every voyage has a ballast leg that must be paid for by the laden or revenue earning leg.
      It can be seen from the map that the three major commodities travel great distances and are not confined to regional trade. The longest trade route is iron ore from Brazil to China. As the majority of the vessels that travel this route are Capesize vessels, the route is via the Cape of Good Hope rather than the Panama Canal.

Major Drybulk Seaborne Trade Routes
Source: Drewry
Seasonality
      The three largest commodity drivers of the bulk industry, iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Transport of iron ore for use as a feed for the steel industry tends to decline during the summer months when many of the major steel users such as automotive manufacturers reduce their production lines significantly during summer holidays and vice versa. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period, as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest cycle of the Northern and Southern Hemispheres. However, with five nations representing the largest grain producers, (the U.S., Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.
Supply
      The worldwide dry bulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.
      Capesize — vessels over 80,000 dwt. The Capesize sector is focused on long haul iron ore and coal trade routes. Due to the size of the vessels there are only a comparatively small number of ports around the world with the infrastructure to accommodate them. While this is the traditional definition of a Capesize bulkcarrier, in terms of deadweight the sector is changing. As per the orderbook detailed below, there have been a number of new super-Panamaxes ordered — so-called Kamsarmaxes — which are 82–85,000 dwt but are able to transit the Panama Canal with a full cargo.

      Panamax — vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 meters permitted to transit the Panama Canal, carry coal, grain, and to a lesser extent, minor bulks, including steel products, forest products and fertilizers.
      Handymax — vessels between 35,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks including steel products, forest products, and fertilizers. Vessels less than 60,000 dwt are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.
      Handysize — vessels up to 35,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize drybulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.
      The supply of drybulk carriers is a function of the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The following chart illustrates bulk carrier fleet development since 1990 through this process.
Drybulk Carrier Fleet Development — Deliveries v Scrappings
Source: Drewry

      The chart below shows bulk carrier fleet development between 1999 and March 2005 and how the orderbook has fluctuated throughout this period. During this period, the number of vessels comprising the bulk carrier fleet has increased at a compound annual growth rate of 1.9%.
Drybulk Carrier Fleet and Orderbook Development
Source: Drewry

      The following tables illustrate the size and composition of the world drybulk carrier fleet as of March 2005 and historically back to 2000.
Drybulk Carrier Fleet — March, 2005

	Current Fleet			Orderbook

Size		Dwt	% of		Dwt	% of
(‘000 dwt)	No.	(Million)	Fleet	No.	(Million)	Fleet

10-30	1,916	43.4	13.2%	64	1.4	3.2
30-60	2,217	93.5	28.5%	380	18.2	19.5
60-80	1,164	82.4	25.1%	191	14.4	17.5
80-100	61	5.4	1.7%	113	9.7	179.1
100-150	161	22.4	6.8%	—	—	—
150+	456	80.9	24.7%	146	28.8	35.6

Total	5,975	328.0	100.0%	894	72.6	22.1

Source: Drewry
      NB: In the 80-100,000 dwt sector the definitions are split. Of the 61 vessels in the current fleet, just 9 are of a Panamax design. Whereas of the 113 vessels on order, 68 have a design with a 32.2m beam, that is specifically designed to transit the Panama Canal.
Historical Bulk Carrier Fleet and Orderbook 2000 to 2004

	2000	2001	2002	2003	2004

Capesize (80,000+ dwt)
No of Vessels	555.0	583.0	598.0	625.0	661.0
Dwt (in millions)	86.3	91.3	94.0	98.6	104.9
Vessels as % of total fleet	10.0%	10.4%	10.6%	11.0%	11.3%
Vessels on order	89.0	70.0	89.0	129.0	206.0
Dwt on order (millions)	14.5	10.9	14.5	18.9	30.7
% of sector fleet on order	16.8%	12.0%	15.4%	19.2%	29.2%
Panamax (60-80,000 dwt)
No of Vessels	976.0	1040.0	1081.0	1095.0	1170.0
Dwt (in millions)	67.3	72.4	75.7	76.7	82.1
Vessels as % of total fleet	17.6%	18.6%	19.1%	19.3%	20.0%
Vessels on order	360.0	125.0	87.0	238.0	271.0
Dwt on order (millions)	23.0	9.1	6.1	16.8	18.5
% of sector fleet on order	34.2%	12.6%	8.0%	21.9%	22.6%
Handymax (30-60,000 dwt)
No of Vessels	1892.0	1932.0	1989.0	2034.0	2096.0
Dwt (in millions)	76.8	79.4	82.6	85.4	87.8
Vessels as % of total fleet	34.2%	34.6%	35.1%	35.8%	35.8%
Vessels on order	138.0	231.0	200.0	238.0	298.0
Dwt on order (millions)	5.8	10.7	9.0	10.6	13.5
% of sector fleet on order	7.6%	13.5%	10.9%	12.4%	15.3%

	2000	2001	2002	2003	2004

Handysize (10-30,000 dwt)
No of Vessels	2117.0	2027.0	1997.0	1924.0	1922.0
Dwt (in millions)	46.3	44.2	43.4	42.0	41.9
Vessels as % of total fleet	38.2%	36.3%	35.3%	33.9%	32.9%
Vessels on order	94.0	73.0	45.0	60.0	58.0
Dwt on order (millions)	2.2	1.6	0.9	1.2	1.2
% of sector fleet on order	4.8%	3.6%	2.1%	2.8%	3.0%
Total
No of Vessels	5540.0	5582.0	5665.0	5678.0	5849.0
Dwt (in millions)	276.7	287.3	295.7	302.7	316.7
Vessels on order	681.0	499.0	421.0	665.0	833.0
Dwt on order (millions)	45.6	32.4	30.4	47.5	63.9
% of total fleet on order	16.5%	11.3%	10.3%	15.7%	20.2%
Source: Drewry
      NB: the 80–100,000 dwt sector, included in the Capesize sector in above table, has some vessels with a Panamax design (as per previous note.)
      The following table details the leading players in the Panamax fleet as at March 31, 2005.
Leading Panamax Bulk Carrier Owners

			Avg. Age
	No. of Ships	Total Dwt	(yrs)

COSCO (Hong Kong)	33	2,330,076	10.6
COSCO Bulk Carrier	24	1,672,681	13.1
K-Line	19	1,551,597	5.2
NYK Line	18	1,529,381	7.8
MOL Mitsui OSK Lines	17	1,370,589	9.0
Golden Union	13	882,385	20.3
MISC Malaysian Int.	11	803,148	9.7
Hebei Ocean Shpg.	11	748,072	18.2
Emirates Trading	11	758,416	15.3
U-Ming Marine Tran.	10	753,119	8.1
Shoei Kisen K.K.	10	719,829	5.2
Clipper Group	8	566,107	9.4
COSCO Qingdao	8	558,067	15.6
Alpha Tankers & Frt.	8	581,713	7.1
Stamford Navigation	8	553,165	21.8
Sinotrans Shpg. Ltd.	8	585,690	7.0
Safety Management	8	608,952	2.6
Parakou Shpg.	8	592,881	5.4
Nisshin Shpg.Co.Ltd.	8	603,231	4.0
Cardiff Marine Inc.	8	561,768	13.0
Augustea Ship Mngt	8	576,414	9.8
Chandris (Hellas)	8	577,154	6.8
Klaveness Torvald	8	576,110	10.3
IRISL	8	583,223	4.8
Others	944	67,197,990

Total	1,225	87,841,758	12.3

Source: Drewry
      NB: the above fleets are owned vessels only and do not include vessels operated pursuant to long-term time charter agreements.

      The size of the bulk carrier orderbook fluctuates over time and in March 2005 amounted to 72.6 million dwt, which was equivalent to 22% of the existing fleet. Most of the ships on order will be delivered within the next two to three years. The Panamax orderbook currently stands at 14.4m dwt representing 17.5% of the fleet. The table below shows the fleet orderbook by sector as at end March 2005. It can be seen that the 80-100,000 dwt sector of the current fleet is very small. In the main it consists of older Capesize vessels and some shallow drafted coal carriers. However the orderbook associated with this sector is boosted by the new design 82,000 dwt Panamax vessels. Of the 113 vessels on order, 68 are of Panamax design.
Drybulk Carrier Orderbook — March, 2005

	2005		2006		2007		2008+		Total
Size											% of
(’000 dwt)	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	fleet

10-30	28	633	25	560	10	217	1	29	64	1,439	3.2
30-60	131	6,190	131	6,271	84	4,078	34	1,676	380	18,215	19.5
60-80	72	5,431	57	4,315	53	4,011	9	685	191	14,442	17.5
80-100	14	1,197	41	3,504	40	3,430	18	1,541	113	9,672	179.1
100-150	—	—	—	—	—	—	—	—	—	—	—
150+	40	7,311	46	8,313	33	6,344	28	6,953	147	28,921	35.7

Total	285	20,762	300	22,962	220	18,080	89	10,784	894	72,587	22.1

Source: Drewry
      NB: the 80-100,000 dwt sector includes 68 vessels with a Panamax design (as per previous note).

      The graph below details the age profile of the drybulk carrier fleet as at end March 2005.
Drybulk Carrier Age Profile — March 2005
Source: Drewry
      This age profile has then been split into sectors, in the four graphs below. This illustrates where the modern vessels are in the fleet.
Panamax Bulk Carrier Age Profile (60-80,000 dwt) — March 2005
Source: Drewry

Bulk Carrier Age Profile (80-100,000 dwt) — March 2005
Source: Drewry
      The above graph details vessels of the older Capesize design, and the modern vessels of the super-Panamax or Kamsarmax design, as per previous notes.
Capesize Bulk Carrier Age Profile (100-150,000 dwt) — March 2005
Source: Drewry

Capesize Bulk Carrier Age Profile (150,000+ dwt) — March 2005
Source: Drewry
      The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

      The following table indicates the scrapping rates of dry bulk carriers for the period 1999 to 2004.
Drybulk Carrier Scrapping

	1999	2000	2001	2002	2003	2004

Capesize (80,000 dwt plus)	78	81.9	86.9	89.2	93.6	104.9
No. of Vessels	13.0	4.0	3.0	8.0	2.0	1.0
Dwt (million)	1.2	0.5	0.4	0.9	0.3	0.1
% of Fleet Scrapped	1.5	0.6	0.5	1.0	0.3	0.1
Panamax (60–80,000 dwt)	72.6	71.1	76.8	80.5	81.7	82.1
No. of Vessels	45.0	11.0	28.0	18.0	7.0	1.0
Dwt (million)	3.0	0.7	1.9	1.2	0.5	0.1
% of Fleet Scrapped	4.3	1.0	2.5	1.5	0.6	1.1
Handymax (35–60,000 dwt)	70.9	76.8	79.4	82.6	85.4	87.8
No. of Vessels	53.0	40.0	40.0	25.0	29.0	0.0
Dwt (million)	2.2	1.5	1.5	0.9	1.1	0.0
% of Fleet Scrapped	3.1	2.0	1.9	1.1	1.3	0.0
Handysize (up to 35,000 dwt)	47.4	46.4	44.2	43.4	42	41.9
No. of Vessels	66.0	50.0	62.0	64.0	25.0	4.0
Dwt (million)	1.5	1.2	1.4	1.6	0.6	0.1
% of Fleet Scrapped	3.2	2.6	3.2	3.7	1.4	0.2
Total	268.9	276.2	287.3	295.7	302.7	316.7
No. of Vessels	177.0	105.0	123.0	115.0	63.0	6.0
Dwt (million)	8.3	3.8	5.2	4.7	2.4	0.3
% of Fleet Scrapped	3.1	1.4	1.8	1.6	0.8	0.1
Source: Drewry
      In the last five years the average age at which vessels in the drybulk sector have been demolished is 26 years. Even though there has been little variation in the age at which drybulk vessels are scrapped, many well maintained vessels continue to trade to ages of over 30 years.
      The supply of drybulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the worldwide fleet. For example, port congestion, which has been a feature of the market in 2004, has increased voyage times and effectively absorbed additional tonnage and therefore tightened the underlying supply/demand balance.
Charter Market
      Drybulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.
      A “bareboat charter” involves the use of a vessel usually over longer periods of time ranging over several years. In this case all voyage related costs, including vessel fuel and port dues as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.
      A “time charter” involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

      A “voyage charter” or “spot charter” involves the carriage of a specific amount and type of cargo on a load - port-to-discharge -port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.
      A “contract of affreightment” (coa) relates to the carriage of multiple cargoes over the same route and enables the coa holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the coa, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.
      Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.
Charter Rates
      Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels. Conversely, trade in minor bulks drives demand for smaller drybulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.
      In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Short-term time charter hire rates are generally higher than long-term charter hire rates. The market benchmark tends to be a 12-month time charter hire rate, based on a modern vessel of 5 to 10 years age.
      In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.
      Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

      The following chart illustrates the one-year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1994 and March 2005.
Time Charter Rates — 12 month period, prompt delivery (US$ per day)
Source: Drewry

      The following graph details the Baltic Panamax Index. This is a daily Index produced by the Baltic Exchange from a range of spot voyage and trip freight rates. The rates are provided by a panel of shipbrokers.

Vessel Prices
      Market conditions in each of the major sectors in the shipping industry — dry bulk carriers, tankers and containerships — have prospered over the past 18 months. This is illustrated from the 20 plus newbuilding resales seen in 2004 and 18 in 2003. Historically over the five years previous to this there has been no more than 3 or 4 of these sales. The vessels are not being sold at a loss but in excess of their contract price. For example five 82,800 dwt (Kamsarmax) vessels were contracted by Kambara KK in 2004 for approximately US$30 million each. They have sold in the last two weeks for approximately US$44-45 million each. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories. Consequently, the near -term availability of newbuilding berths for vessel delivery before the end of 2007 is scarce, and after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The weakening of the US dollar has also contributed to the recent surge in newbuilding prices, as yards protect themselves from incurring additional currency costs. The trend in indicative newbuilding prices for a series of specific vessels in each size sector is shown in the chart below.
Dry Bulk Carrier Newbuilding Prices (US$ million)
Source: Drewry

      The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the second-hand market, which have increased over the last 18 months. Very recently a new benchmark was set in the Panamax bulk carrier sector, where the sale of the new vessel Ocean Lady (76,600 dwt) achieved a price of US$55 million, almost double its contract price of US$28 million. The table below shows the historical series for secondhand values for a 5 or 10 year old vessels in each sector of the dry bulk fleet.
Dry Bulk Carrier Secondhand Prices (US$m)
Source: Drewry

      With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second-hand prices for five to ten year-old dry bulk carriers reaching levels higher than those for comparably sized newbuildings to be delivered later. The following chart illustrates Panamax newbuilding prices versus secondhand prices from 1999 to present day. The vessels used to produce the data series are 70-75,000 dwt.
Panamax Newbuilding Prices v Secondhand Prices (US$m)
Source: Drewry
      It should be noted that the above newbuilding prices are for forward delivery (usually 18-24 months) while the secondhand prices would be for immediate delivery.

BUSINESS
      We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005. We were formed by affiliates of each of Corbin J. Robertson, Jr., an experienced investor in coal, oil and gas and other natural resources, First Reserve Corporation (“First Reserve”), a private equity firm specializing in the energy industry, and American Metals & Coal International, Inc. (“AMCI”), a privately held company engaged in the production, handling and marketing of coal, iron ore and steel. We began limited operations in April 2005 and to date have limited operating revenues, assets and operating history. We expect to own and operate, through our subsidiaries, a total fleet of eight Panamax drybulk carriers by the end of the third quarter of 2005. Our vessels will operate on shipping routes worldwide. We expect a significant number of our vessels to be employed under time charters.
      Our management team will provide the commercial management of our fleet, which includes entering into charters and managing relationships with charterers. Our management team will also provide the technical management of three of our vessels, which includes performing day-to-day operations and vessel maintenance, and we initially will outsource the technical management of five of our vessels to Blossom Maritime Corporation, or our Manager, an unaffiliated third-party ship management company. We expect to perform the technical management of our entire fleet by the end of the first quarter of 2006. We currently have a staff of eight personnel to manage the commercial operations of our entire fleet and the technical operations of three of our vessels. By the end of 2005, we expect to have a total staff of approximately fifteen people to manage both the commercial and technical operations of our entire fleet.
      We intend to continue to increase the size of our fleet following this offering through selective acquisitions of additional secondhand drybulk carriers or through whole or partial fleet acquisitions that complement our business strategy and are accretive to earnings and cash flow. We believe that the experience of our management team in locating and acquiring suitable vessels and fleets will assist us in this process.
      We expect that by the end of the third quarter of 2005, our fleet will consist of a total of eight Panamax drybulk carriers. Our first three vessels were delivered in April 2005, and we currently have contracts to take delivery of two additional vessels in May 2005. The remaining three vessels are under contract to be delivered in July, August and September, respectively. We have purchased or will purchase each of the vessels in our fleet from shipowners who are unaffiliated with us.
      Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. Our initial fleet will have a combined carrying capacity of approximately 585,000 dwt and an average age of approximately 8 years. We financed the purchase of these vessels through capital contributions by affiliates of each of Mr. Robertson, First Reserve and AMCI and debt either incurred or refinanced under a secured term loan facility. We have paid a 10% deposit on the five undelivered vessels.
      Initially, most of our vessels will be employed under time charters of varying durations to well-established and reputable charterers. None of these vessels were or will be purchased subject to any existing time charter, but rather will be subject to new time charters we have entered into or will put in place in connection with the purchase of the vessel. Under our time charters, the charterer is obligated to pay us charterhire at a fixed daily rate and to bear all voyage expenses, including the cost of bunkers and canal and port charges. We remain responsible for paying the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, and paying brokers’ commissions on gross charter hire rates. When a charter expires, we will assess market conditions in the industry and determine whether to seek to re-employ the vessel under a long-term time charter, a short-term time charter or in the spot voyage market. For more information about our time charters, please read “— Time Charters.”

Our Competitive Strengths
      We believe that we have the following competitive strengths in the drybulk shipping industry:

•	High Quality and Young Fleet. All of our drybulk carriers are modern Panamax vessels with an average age of approximately 8.0 years. According to Drewry, the average age of the world’s Panamax drybulk fleet as of April 5, 2005 is 12.2 years. We believe that owning a modern fleet of well-maintained vessels will enable us to operate our vessels with low operating costs, obtain favorable debt financing terms, and secure employment for our vessels with high quality charterers. We intend to maintain the quality of our fleet through comprehensive planned and preventative maintenance programs. We also believe that secondhand vessels of our fleet’s vintage will provide an attractive return on capital, given the favorable charter hire rates we expect they will command as compared to their purchase price.

•	Internal Management of Vessel Operations. We expect to provide the commercial management of our entire fleet. Initially, we will perform the technical management of three of our vessels and we expect to provide the technical management of our remaining vessels by the end of the first quarter of 2006. We believe that providing our own internal commercial and technical management will favorably distinguish us from many of our competitors by allowing us to more closely monitor our operations and offer a high quality of performance, reliability and efficiency. We also expect that providing our own internal commercial and technical management will enable us to further limit operating costs by eliminating management fees to third parties.

•	Stable Cash Flow from Well-established and Reputable Charterers. We expect that most of our vessels will be initially employed on time charters to well-established and reputable charterers. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Experienced Management Team and Strong Affiliation with Our Sponsors. Our executives have considerable experience in the management of the commercial and financial aspects of international shipping businesses. Our management team includes Stamatis Molaris, our chief executive officer, who formerly was the chief financial officer of Stelmar Shipping Ltd. (“Stelmar”). Stelmar was a leading publicly traded product and crude oil transportation company whose fleet increased from 2 vessels to 41 vessels in less than 13 years prior to its acquisition by Overseas Shipholding Group Inc. in January 2005. Our Chief Commercial Officer, Nikos Frantzeskakis, has 22 years of experience in the drybulk shipping industry. We also have a strong relationship with our Sponsors, Mr. Robertson, First Reserve and AMCI, which collectively have considerable experience and relationships in the energy, iron ore and coal industry.

•	Focus on Panamax or Larger Drybulk Vessels. Initially our fleet will consist entirely of Panamax vessels, and we intend to focus our acquisition efforts on obtaining either additional Panamax or the larger Capesize vessels. Panamax vessels are the most flexible category of drybulk vessels, with the ability to access all major ports and to travel through the Panama Canal. In addition, unlike smaller drybulk vessels, Panamax vessels are able to efficiently transport the major drybulk commodities, such as coal, iron ore and grain, to Asian markets from outside the region. Panamax vessels have the flexibility to handle a wide variety of drybulk cargoes and are less vulnerable to market changes in the demand for any single commodity than smaller vessels.

•	Increased Flexibility through Use of Sister Ships. Our fleet will include two groups of sister ships, including one group of four sister ships and another group of two sister ships. We believe that a ship’s technical specifications are a key factor in charterers’ decisions to select a ship. The ability to substitute ships with identical specifications enhances our fleet’s revenue potential by providing increased flexibility to meet charterers’ schedules. Sister ships also increase our operating efficiencies because technical knowledge can be shared across vessels in a series and economies of scale can be created when ordering spare parts and supplying and crewing vessels.

Our Business Strategy
      Our business strategy is to provide reliable seaborne transportation services for drybulk cargoes at a competitive cost. The principal elements of our business strategy consist of:

•	Optimize Charter Planning. We intend to employ a significant portion of our fleet under time charters to achieve predictable and visible cash flows and increase utilization rates. In addition, from time to time we plan to employ some of our vessels in the spot market to take advantage of market conditions. Our commercial management team will seek to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain predictable cash flows.

•	Focus on High Quality Panamax or Larger Vessels. We intend to maintain a high quality, cost efficient fleet of Panamax or larger drybulk carriers that meet rigorous industry standards and our charterers’ requirements. We believe that we will be able to develop a strong customer base by offering the increased reliability and greater operating efficiency that is provided by large, high quality vessels. Our fleet initially will consist entirely of Panamax vessels, enabling us to efficiently transport major drybulk commodities such as coal, iron ore and grain to China and other expanding markets.

•	Maintain Low Cost, Highly Efficient Operations. We intend to actively control our operating expenses without compromising the quality of our vessel management by performing internally the commercial management of our entire fleet and the technical management for three of our vessels and, by the end of the first quarter of 2006, the technical management of the remaining vessels in our fleet. We believe that utilizing our own commercial and technical management will enable us to reduce our operating expenses by eliminating external management fees and commissions and that our emphasis on time charters will allow us to reduce marketing expenses. In addition, we believe that our policy of staffing each of our vessels with qualified officers and crews who share a common nationality will enable us to increase the efficiency of our vessel operations.

•	Strategically Expand the Size of Our Fleet. The size of our initial fleet of eight vessels places us within the top twenty owners of Panamax drybulk vessels worldwide and we believe that this fleet size will provide us with a critical mass of vessels to compete in a wide range of marketing and efficiently manage our vessels. We plan to further grow our fleet in the future through acquisitions of secondhand drybulk carriers at times when we believe these acquisitions would present favorable investment opportunities. Our goal is to further expand our worldwide presence in the drybulk carrier market with a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. We believe that our worldwide presence will enable us to capitalize on economies of scale in the management of our fleet, maximize our fleet’s utilization, and minimize positioning days.

•	Flexible Financial Strategy. In order to fund future acquisitions we intend to pursue a financial strategy that maximizes our flexibility. The proceeds from this offering will allow us to pay down a substantial amount of our current outstanding indebtedness, and in the future we intend to limit our outstanding indebtedness to levels that we believe are readily serviceable. We believe our low debt level will provide us with the flexibility to take advantage of acquisition opportunities as they arise.

•	Leveraging our Sponsors’ Strategic Relationships. Mr. Robertson, First Reserve, AMCI and their affiliates have extensive experience and relationships in the coal, steel and iron ore industries. We plan to use these relationships to identify chartering opportunities for coal and iron ore cargoes. We believe that our current shareholders’ reputation in the coal, steel and iron ore industries will also help us make contacts in the coal and iron ore industries and gain market intelligence in these core commodities industries.

Our Relationship with Our Sponsors
      Quintana Maritime Investors LLC, our parent, is beneficially owned by affiliates of each of Sponsors, Mr. Robertson, First Reserve and AMCI. We have a strong relationship with our Sponsors and certain of their affiliates. Following the consummation of this offering, we expect that Quintana Maritime Investors LLC will be liquidated and its ownership interest in us will be distributed to its members in proportion to their ownership interests in Quintana Maritime Investors LLC.
      Mr. Robertson, an experienced investor in coal, oil and gas and other natural resources, is chairman of our board of directors and is the beneficial owner of the controlling interest in the general partner of Natural Resource Partners L.P. (“NRP”). NRP is a publicly traded limited partnership engaged principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2004, NRP controlled approximately 1.8 billion tons of proven and probable coal reserves in nine states.
      First Reserve Corporation is a private equity firm that actively pursues building a broadly diversified portfolio within the energy industry, and was one of the first private equity firms with such a focus. First Reserve currently advises four active private equity funds with aggregate committed capital of $4.7 billion. First Reserve funds have made investments totaling over $3.0 billion in more than 80 principal transactions (in core holdings), and over 200 add-on acquisitions with their core companies. First Reserve funds invest solely in the energy industry. First Reserve’s current management team has been in place since 1983 and has over 250 years of collective energy investment experience.
      AMCI, headquartered in Greenwich, Connecticut, is a privately held company engaged in the production, handling and marketing of coal, iron ore and steel. Founded in 1986, AMCI has grown to become one of the largest privately owned international coal companies. Recently, AMCI has focused on acquiring coal mining interests in the United States and on obtaining and developing virgin coal reserves and operating new coal mines in Australia.
      We believe that the collective experience of our Sponsors and their affiliates in the energy, coal, steel and iron ore industries will be important in helping us execute our growth strategy and that we will be able to leverage their reputation and extensive network of contacts in these industries, to provide us with chartering opportunities as well as market intelligence in the core commodities trades.

Our Fleet
      The following table presents certain information concerning the drybulk carriers in our fleet as of April 30, 2005.

							Daily
							Time
						Charter	Charter		Sister
				Year		Expiration	Hire Rate	Ship-	Ships
Vessel	Type	Dwt	Flag	Built	Charterer	Date	(1)	builder	(6)

King Coal(2)	Panamax	72,873	Marshall Islands	1997	Energy Shipping S.p.A.(5)	April 2008	$24,985	China Shipbuilding Corp., Taiwan
Fearless I(2)	Panamax	73,427	Marshall Islands	1997	Deiulemar Compagnia di Navigazione S.p.A.	April 2008	$25,000	Hyundai Heavy Industries Co., Ltd., South Korea	A
Coal Glory(2)	Panamax	73,670	Marshall Islands	1995		spot		Hyundai Heavy Industries Co., Ltd., South Korea	A
Coal Age(3)	Panamax	72,861	Marshall Islands	1997				Hyundai Heavy Industries, South Korea	A
Iron Man(3)	Panamax	72,861	Marshall Islands	1997				Hyundai Heavy Industries, South Korea	A
Linda Leah(4)	Panamax	73,390	Marshall Islands	1997	Fratelli D’Amato S.p.A.	August 2008	$23,750	Halla Samho, South Korea	B
Barbara(4)	Panamax	73,390	Marshall Islands	1997				Halla Samho, South Korea	B
Coal Pride(4)	Panamax	72,600	Marshall Islands	1999				Imabari Shipbuilding Co. Ltd., Japan	None

(1)	This table shows charter hire rates net of any commissions.

(2)	Delivered in April 2005.

(3)	Subject to a memorandum of agreement and expected to be delivered in May 2005.

(4)	Subject to a memorandum of agreement and expected to be delivered in the third quarter of 2005.

(5)	The obligations of Energy Shipping S.p.A. are guaranteed by Deiulemar Compagnia di Navigazione S.p.A.

(6)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter.
      Each of our vessels is, or upon acquisition will be, owned through a separate wholly-owned Marshall Islands subsidiary and each of the three vessels of which we have taken delivery has received classification society notations from Lloyds Register of Shipping.
      Our fleet includes two groups of sister ships, including one group of four sister ships and another group of two sister ships. We believe that sister ships will enhance our revenue generating potential by providing us with operational and maintenance scheduling flexibility, as sister ships generally can be substituted for similar voyages. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.
Our Customers
      Our customers currently include national, regional and international companies, such as Deiulemar Compagnia da Navigazione, S.p.A., a major supplier of coal to Italian utilities, Energy Shipping S.p.A., an

Italian maritime coal transport company and Fratelli D’Amato S.p.A., an Italian maritime transport company. Our assessment of a charterer’s financial condition and reliability will be an important factor in negotiating employment for our vessels. We expect to charter our vessels to major trading houses (including commodities traders), publicly traded companies, reputable vessel owners and operators, major producers of raw materials and government-owned entities rather than to more speculative or undercapitalized entities. We evaluate the counterparty risk of potential charterers based on our management’s long experience in the shipping industry with the input of two independent credit risk consultants.
Management of Our Fleet
      We intend to commercially manage our fleet through a wholly owned subsidiary, Quintana Management LLC, which will arrange the charters for our vessels and the management of our relationships with charterers, and the purchase and sale of vessels into and out of our fleet.
      Initially, our management team will provide the technical management of three of our vessels in-house and our Manager, Blossom Maritime Corporation, a privately-owned Greek company with offices in Piraeus, Greece, will manage the technical operation of five of our vessels under separate, one-year management agreements. Each of our one-year management agreements with our Manager contains early termination provisions which are exercisable without any penalty or fee upon six-months notice to our Manager. We expect to provide for the technical management of our entire fleet through our wholly owned subsidiary, Quintana Management LLC, by the end of the first quarter of 2006.
      Under the management agreements our Manager will provide technical vessel management services such as arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. Under the management agreements, our Manager will present us with an annual budget for the following twelve months for each vessel. It will also prepare and present us with their estimate of the working capital requirements of the vessels. It shall request the funds required to run the vessels for the ensuing month, including the payment of any occasional or extraordinary items of expenditure, such as emergency repair costs, scheduled drydocking and Special Survey costs as well as additional insurance premiums, bunkers or provisions. We will pay our Manager a management fee of $400 per day for each of the five vessels under its management. Under our management agreements, our Manager may subcontract its duties only with our prior approval.
      We expect to have our own ISM Code certification for the three vessels for which we will provide in-house technical management prior to their delivery. Initially, we will rely on our Manager’s certification under the ISM Code in order to operate the five vessels under management agreements with our Manager. We intend to obtain our own ISM Code certification for these five vessels following this offering, and prior to the termination of our management agreements.
Time Charters
      Initially, most of the vessels in our fleet will be subject to time charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. The following discussion describes the material terms common to all of our time charters.

Initial Term; Extensions
      The initial term for a time charter commences upon the vessel’s delivery. All of our customers have rights to terminate their charters prior to expiration of the original term in specified circumstances as described in more detail below.

Hire Rate
      “Hire” rate refers to the basic payment from the customer for the use of the vessel. Hire is payable every fifteen days, in advance, in Dollars as specified in the charter, less a specified commission for the chartering broker and approximately 3.75% of the hire rate as an address commission for the charterer.
      Hire payments may be reduced, or under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Expenses
      We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We are also directly responsible for providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including the cost of any bunkers, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire
      When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed off-hire if there is a loss of operating time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, fires or similar problems;

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew;

•	seizure or detention by any authority unless such seizure or detention is occasioned by any personal act or omission or default of the charterers or their agents, or by reason of cargo carried; or

•	arrest of the vessel on behalf of any party having or purporting to have a claim against the vessel.

Ship Management and Maintenance
      Under all of our time charters, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our Manager will initially provide many of these services in respect of five of our vessels to us pursuant to the management agreement and we will provide them with respect to our other three vessels. Please read “Business — Management of Our Fleet.”

Termination
      Each time charter terminates automatically upon loss of the vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and, under most time charters, terminate the charter if the customer defaults in its payment obligations. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel or if the vessel is requisitioned by its flag state for more than three months.
Other Vessel Employment
      We intend to employ some of our vessels in the spot charter market. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total fee. Under spot market voyage charters, the vessel owner pays voyage expenses such as port, canal and fuel costs.
Crewing; Employees
      Initially our internal management team will arrange for the crewing of three of our vessels while the crews for our other five vessels will be arranged by our Manager under the management agreements. We plan to, and we have instructed our Manager to, staff each of our vessels with officers and crew who share a common nationality. We believe that on many of our competitors’ vessels, language barriers and other tensions between officers and crew of diverse nationalities can lead to poor performance and inefficiency. We believe that by providing entire crews from a similar national background we will improve morale, retain better personnel, and increase efficiency.
      Our Manager will enter into contracts with manning agents for the five vessels initially under its technical management and we will enter into contracts with manning agents for our remaining three vessels. The approved manning agent which both we and our Manager work with is Phil-Man Marine Agency, Inc. who we believe has a good track record of providing healthy, well experienced, educated and trained seamen. The crew manning agent’s performance during the period of its contracts with us and our Manager is subject to evaluation at the end of each period.
      We believe that the crewing arrangements will ensure that our vessels will be crewed with qualified seamen that have the licenses required by international regulations and conventions.
      We currently have a staff of eight personnel to manage the commercial operations of our entire fleet and the technical operations of three of our vessels. By the end of 2005 we expect to have a total staff of approximately fifteen people to manage both the commercial and technical operations of our entire fleet.
Permits and Authorizations
      We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We are in the process of obtaining all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.
Environmental and Other Regulations
      Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, state and local laws and regulations in effect in the countries in which our vessels may operate or are registered.
      A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.
      We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with environmental laws and regulations applicable to us as of the date of this prospectus, however, we have only recently commenced operations. Moreover, as a result of highly publicized accidents in recent years, we believe that the regulation of the shipping industry, particularly in the area of environmental requirements, will continue to become more stringent and more expensive for us and our competitors. Because environmental laws and regulations are periodically changed and may impose increasingly stricter requirements, future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale values, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization
      The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships (“MARPOL”) imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Marshall Islands has ratified Annex VI of MARPOL, which takes effect on May 19, 2005. Pursuant to a Marine Notice issued by the Marine Maritime Administrator as revised in March 2005, ships flagged by the Marshall Islands, and that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first drydocking after May 19, 2005, or May 19, 2008. All ships subject to Annex VI that are built after May 19, 2005 must have the Certificate. Implementing these requirements may require modifications to the engines or the addition of post-combustion emission controls, or both as well as the use of lower sulfur fuels. We are still evaluating the costs of implementing these requirements but do not expect them to have a material adverse effect on our operating costs. Additional conventions, laws and regulations may be adopted that could adversely affect our ability to operate our vessels.
      The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain ISM Code certification unless its manager has been awarded a document of compliance under the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We expect to have our own ISM Code certification for the three vessels for which we will provide in-house technical management prior to their delivery. Initially, we will rely on our Manager’s certification under the ISM Code in order to operate the five vessels under management agreements with our Manager. We intend to obtain our own ISM Code certification for these five vessels following this offering, and prior to the termination of our management agreements.

The United States
      The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which are not operated by us), it applies to non-tanker ships, including drybulk carriers, with respect to fuel oil, or bunkers, used to power such vessels.
      Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel oils). OPA defines these other damages broadly to include:

•	natural resources damages and the costs of assessment thereof;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
      Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. Our third-party Manager, Blossom Maritime Corporation, has prepared a response plan for each of our vessels, which conforms to the requirements of the CGMTA and OPA.
      OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.
      We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
      OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Our third-party Manager has complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.
      The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.
      OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The Clean Water Act
      A United States District Court has ruled that the United States Environmental Protection (“U.S. EPA”) lacks the authority to exclude discharges of vessel ballast water from the Clean Water Act’s (“Act”) permitting requirements. The District Court ordered the U.S. EPA to repeal the regulations it had adopted exempting discharges of ballast water from the Act’s permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering the waters subject to the Act’s jurisdiction would be required to have a permit to discharge ballast water. This permitting requirement may lead to the installation of equipment on our vessels to treat ballast water before its discharge and could have the affect of limiting some or all of our vessels from entering waters in the United States that are subject to this ruling. Because we do not know how this matter will ultimately be resolved, we cannot estimate the financial impact on our operations and, therefore, cannot assure you that the associated costs and effects will not be material.

Vessel Security Regulations
      Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
      The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies
      Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
      The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
      For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
      All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
      Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.
      Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification

Societies. All our vessels are certified as being “in class” by Lloyd’s Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
Risk of Loss and Liability Insurance

General
      The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.
      While we maintain hull and machinery insurance, war and strikes risks insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage for all of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War and Strikes Risks Insurance
      We maintain marine hull and machinery and war and strikes risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with particular average deductibles of $100,000 per vessel per incident and third party liability deductibles of $25,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance
      Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.
      Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group. The thirteen P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial shipping tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group of P&I Clubs exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of shipowners and charterers who belong to those Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association or “Club,” providing cover for its shipowner and charterer members against liabilities of their respective businesses. Each Club is controlled by its members through a board of directors (or Committee) elected from the membership; the Board (or Committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the Club.

      Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs. The pool provides a mechanism for sharing all claims in excess of US$5 million up to a limit of about US$4.25 billion. For a layer of claims between US$50 million and US$2.030 billion the International Group’s Clubs purchase reinsurance from the commercial market. The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club that is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Competition
      We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of drybulk carriers in the Panamax class sector. According to Drewry, ownership of drybulk carriers is highly fragmented and is divided among approximately 1,400 drybulk carrier owners; however, as of March 31, 2005, there were 24 owners of at least eight Panamax drybulk carriers. Some of these competitors have larger fleets and greater financial resources than we do, which may make them more competitive.
Legal Proceedings
      We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Pending Claim Against Mr. Molaris
      A private individual has filed a complaint with the public prosecutor for the Athens Magistrates Court against Mr. Molaris and four others relating to allegations that, while Mr. Molaris was employed by Stelmar Shipping Ltd., they conspired to defraud the individual of a brokerage fee of €1.2 million purportedly owed by a shipyard in connection with the repair of a vessel of Stelmar. Mr. Molaris believes the complaint is without merit and is vigorously contesting these allegations. The prosecutor has referred the matter to a Greek judge for further investigation. The judge will determine whether the claim has sufficient merit to forward the matter on to a court for adjudication. We have been advised that an independent committee of the board of directors of Stelmar has conducted an inquiry into these allegations and found no evidence to support them.
Properties
      We do not own any real property. Other than our vessels, we do not own any material property.
Exchange Controls
      Under Marshall Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT
Directors and Executive Officers
      Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position

Corbin J. Robertson, Jr.	57	Chairman
Stamatis Molaris	43	Chief Executive Officer and President
Paul J. Cornell	45	Chief Financial Officer
Nikos Frantzeskakis	45	Chief Commercial Officer
Joseph R. Edwards	32	Director
Corbin J. Robertson III	34	Director
Hans J. Mende	61	Director
      Our board of directors was initially appointed by our parent, Quintana Maritime Investors LLC, and following this offering will be elected annually, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.
      Biographical information with respect to each of our directors and executives is set forth below.
      Corbin J. Robertson, Jr. is chairman of our board of directors. Mr. Robertson also serves as Chief Executive Officer and the Chairman of the Board of Directors of GP Natural Resource Partners LLC, the general partner of Natural Resource Partners, LP since October 2002. Mr. Robertson has served as the Chief Executive Officer and Chairman of the Board of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992 and Quintana Minerals Corporation since 1978 and as Chairman of the Board of Directors of New Gauley Coal Corporation since 1986. Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation are all affiliates of Natural Resource Partners L.P. He also serves as Chairman of the Board of the Baylor College of Medicine and of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, the Texas Medical Center and the World Health and Golf Association. Mr. Robertson is the father of Corbin J. Robertson III, another member of our board of directors.
      Stamatis Molaris is our Chief Executive Officer and President. Prior to this, Mr. Molaris served as Chief Financial Officer and a director of Stelmar Shipping Ltd. from August 1993 until January 2005. Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow.
      Paul J. Cornell is our Chief Financial Officer. Prior to his current role he was Vice President of Finance for Quintana Minerals Corporation since 1993 and has been employed with Quintana Minerals Corporation since 1988. Mr. Cornell received his B.B.A. in Accounting from Niagara University in 1981.
      Nikos Frantzeskakis is our Chief Commercial & Operations Officer. Prior to this position, he was working with Navatrade SA since 1990 as the exclusive chartering broker of 22 vessels. Mr. Frantzeskakis has a bachelor’s degree in ship broking practice and ship management from City of London Polytechnic.
      Joseph R. Edwards is a member of our board of directors. Mr. Edwards is a vice president of First Reserve Corporation, a private equity firm focusing on the energy industry. Mr. Edwards has served in various capacities at First Reserve since joining it in March 1998. From July 1995 until March 1998, Mr. Edwards served as a member of the corporate finance team of Simmons & Company International, a Houston-based, energy-focused investment banking firm. Mr. Edwards received a bachelors degree in Business Administration from the University of Texas, and currently serves as a director of T-3 Energy Services, Inc. and Power Well Services, Inc.

      Hans J. Mende is a member of our board of directors. He is President and Chief Operating Officer of AMCI, a position he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.
      Corbin J. Robertson III is a member of our board of directors and also is Managing Director of Spring Street Partners, a long/short hedge fund focused on undervalued small cap securities. Prior to founding Spring Street Partners, Mr. Robertson worked for three years as a Vice President of Sandefer Capital Partners LLC, a private investment partnership focused on energy related investments, and two years as a management consultant for Deloitte and Touche LLP. Mr. Robertson, 34, is a graduate of the University of Texas with both a BBA and a BA and holds an MBA from Harvard Business School. In addition to his duties at Spring Street Partners, Mr. Robertson also serves as Vice President — Business Development for Quintana Minerals Corporation, a privately held oil and gas company, as a member of the board of Gulf Atlantic Refining and Marketing L.P., an operator of a 22,000 barrel per day refinery and crude and refined products storage terminals, as an advisory director to Main Street Bank, a regional commercial bank, and as a private investor. Mr. Robertson is the son of Corbin J. Robertson, Jr., the chairman of our board of directors.
Committees of the Board of Directors
      Prior to the offering, we will have established an audit committee comprised of three independent members which will be responsible for reviewing our accounting controls and recommending to our board of directors the engagement of our outside auditors. The members of the audit committee will be Messrs.                     ,                     and                     , and our board of directors has determined that Mr.                     is a financial expert and is “independent” as those terms are defined under the Commission regulations. In addition, we will establish a compensation committee comprised of the same three directors, which will be responsible for establishing executive officers’ compensation and benefits.
Compensation of Directors and Senior Management
      Non-employee directors will receive annual compensation in the aggregate amount of $                    plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.
Equity Incentive Plan
      We expect to adopt an equity incentive plan, or the Plan, which will entitle our officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of                      shares of common stock will be reserved for issuance. The Plan will be administered by our board of directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our board of directors. We expect that the price will be equal to the average daily closing price for our common stock over a specified trading day period following the closing of this offering. Under the terms of the Plan, no options would be able to be exercised until at least two years after the closing of this offering. Any shares received on exercise of the options would not be able to be sold until three years after the closing of this offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of this offering.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common shares that will be owned upon the consummation of the offering and the related transactions by:

•	each person known by us to be a beneficial owner of more than 5.0% of the common shares;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.
      Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, subject to community property laws where applicable.

Shares Beneficially Owned After the Offering

	Shares		Assuming the
	Beneficially Owned		Underwriters’		Assuming the
	Prior to the		Option		Underwriters’ Option
	Offering		is Not Exercised		is Exercised in Full

Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent

Quintana Maritime Investors LLC(1)		100%	—	—	—	—
FR X Offshore, L.P.(2)
Corbin J. Robertson, Jr.(3)
AMCI Acquisition II, LLC(4)
Stamatis Molaris(5)
Paul J. Cornell(6)
Nikos Frantzeskakis(5)
Joseph R. Edwards(7)
Hans J. Mende(8)
Corbin J. Robertson III(6)
All executive officers and directors as a group (seven persons)

*	Less than 1 percent of shares of common stock outstanding (excluding, in the case of all directors and executive officers as a group, shares beneficially owned by Quintana Maritime Investors LLC).

**	We will grant the underwriters an option to purchase up to additional shares in this offering. Prior to the consummation of this offering, we will declare a stock dividend, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the over-allotment option is not exercised in full) we issue to our existing shareholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

(1)	The address of Quintana Maritime Investors LLC is 601 Jefferson Street, Suite 3600, Houston, Texas 77002. It is currently expected that after the consummation of this offering, Quintana Maritime Investors LLC will liquidate and distribute the common shares it owns in Quintana Maritime Limited to its members, in proportion to their respective member interests.

(2)	Includes beneficial ownership of shares of common stock of Quintana Maritime Limited beneficially owned by Quintana Maritime Investors LLC prior to its liquidation. Prior to this offering and the liquidation of Quintana Maritime Investors LLC, FR X Offshore, L.P. owns 48.6% of the member interests in Quintana Maritime Investors LLC, after giving effect to capital contributions made in connection with the purchase of all eight of our vessels. FR X Offshore GP, L.P. is the general partner of FR X Offshore, L.P. FR X Offshore GP Limited is the general partner of FR X Offshore GP, L.P. First Reserve Corporation is the investment advisor to FR X Offshore, L.P. The address of

FR X Offshore, L.P., FR X Offshore GP, L.P., FR X Offshore GP Limited and First Reserve Corporation is One Lafayette Place, Greenwich, Connecticut 06830.

(3)	Includes beneficial ownership of shares of common stock of Quintana Maritime Limited beneficially owned by Quintana Maritime Investors LLC prior to its liquidation. Mr. Robertson owns 100% of QMP Inc., the sole general partner of Quintana Maritime Partners L.P., which owns 38.6% of the member interests in Quintana Maritime Investors LLC (prior to its liquidation), after giving effect to capital contributions made in connection with the purchase of all eight of our vessels. The address of Mr. Robertson is c/o Quintana Minerals Corporation, 601 Jefferson Street, Suite 3600, Houston, Texas.

(4)	Includes beneficial ownership of shares of common stock of Quintana Maritime Limited beneficially owned by Quintana Maritime Investors LLC prior to its liquidation. AMCI Acquisition II, LLC disclaims beneficial ownership of such shares. Prior to this offering and the liquidation of Quintana Maritime Investors LLC, AMCI Acquisition II, LLC owns 9.3% of the member interests in Quintana Maritime Investors LLC, after giving effect to capital contributions made in connection with the purchase of all eight of our vessels. AMCI Acquisition II, LLC is an affiliate of American Metals & Coal International, Inc. and Mr. Mende owns 45% of the membership interest in AMCI Acquisition II, LLC. The address of AMCI Acquisition II, LLC is One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650.

(5)	Includes beneficial ownership of shares of common stock of Quintana Maritime Limited beneficially owned by Quintana Maritime Investors LLC prior to its liquidation. Messrs. Molaris and Frantzeskakis disclaim beneficial ownership of such shares. Prior to this offering and the liquidation of Quintana Maritime Investors LLC, Mr. Molaris owns 1.1% of the member interests in Quintana Maritime Investors LLC and Mr. Frantzeskakis owns 0.4% of the member interests in Quintana Maritime Investors LLC. Mr. Molaris is Chief Executive Officer and President of Quintana Maritime Limited. Mr. Frantzeskakis is Chief Commercial Officer of Quintana Maritime Limited. The address of each of Messrs. Molaris and Frantzeskakis is c/o Quintana Maritime Limited at Pandoras 13 Kyprou Street, 166 74 Glyfada, Greece.

(6)	Mr. Cornell is Chief Financial Officer of Quintana Maritime Limited. Mr. Robertson III is a director of Quintana Maritime Limited. The address of each of Messrs. Cornell and Robertson III is c/o Quintana Minerals Corporation, 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(7)	Mr. Edwards is a director of Quintana Maritime Limited and a Vice President of First Reserve Corporation. He disclaims beneficial ownership of any shares of Quintana Maritime Limited beneficially owned by First Reserve Corporation or its affiliates. The address of Mr. Edwards is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.

(8)	Mr. Mende is a director of Quintana Maritime Limited and President and Chief Operating Officer of AMCI and is the manager of AMCI Acquisition II, LLC and disclaims beneficial ownership of any shares of Quintana Maritime Limited beneficially owned by AMCI or its affiliates. The address of Mr. Mende is c/o American Metals & Coal International, Inc., 20 Dayton Avenue, Greenwich, Connecticut 06830.

RELATED PARTY TRANSACTIONS
Dividend
      Prior to the consummation of this offering, we intend to declare three dividends which will be payable (in accordance with the circumstances described below) to our sole existing shareholder and parent, Quintana Maritime Investors LLC, on the record date to be set for those dividends.

•	The first dividend will be a cash dividend of approximately $ million, assuming an initial public offering price per share of $ , which we will pay to our sole existing shareholder and parent, Quintana Maritime Investors LLC, out of a portion of the net proceeds from this offering;

•	The second dividend will be, in the event the underwriters’ over-allotment option is exercised, a cash dividend of up to approximately $ million, which we will pay to our sole existing shareholder and parent, Quintana Maritime Investors LLC, with all of the net proceeds we receive from the shares sold pursuant to the underwriters’ over-allotment option; and

•	The third dividend will be, in the event the underwriters’ over-allotment is not exercised in full, a stock dividend of up to shares of our common stock, which we will pay to our sole existing shareholder and parent, Quintana Maritime Investors LLC, in an equal amount to (assuming the over-allotment option is not exercised in full), the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.
      Holders who purchase in this offering will not be entitled to receive any of the three dividends described above. Please read “Use of Proceeds.”
Certain Relationships
      Following this offering, affiliates of Mr. Robertson, First Reserve and AMCI will beneficially own approximately      % and      %, respectively, of our outstanding common stock (approximately      % if the underwriters exercise their over-allotment option in full). Mr. Robertson is the beneficial owner of the controlling interest in the general partner of NRP, which owns and manages coal properties. First Reserve is a private equity firm specializing in the energy industry with significant economic interests in the coal sector. AMCI is engaged in the business of production, handling and marketing of coal. Mr. Robertson, First Reserve and AMCI are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may create competing financial demands on our Sponsors, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Mr. Robertson, First Reserve and AMCI and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to beneficially own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.
Registration Rights
      Affiliates of Mr. Robertson and First Reserve will have the right in certain circumstances after consummation of this offering and subject to the term of its lock-up agreement with Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, to require us to register its shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us and subject to the term of its lock-up agreement with Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, affiliates of Mr. Robertson, First Reserve and AMCI will have the ability to exercise certain piggyback registration rights with respect to their shares.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Purpose
      Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
      Under our articles of incorporation, our authorized capital stock consists of 100 million shares of common stock, no par value, of which            shares were issued and outstanding as of the date of this prospectus and 10 million shares of preferred stock, no par value, of which no shares were issued and outstanding as of the date of this prospectus. Upon consummation of this offering, we will have outstanding shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Common Stock
      Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read “Dividend Policy.” Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock
      Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
Anti-takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Bylaws
      Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Removal of Directors; Vacancies
      Our amended and restated bylaws provide that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting
      The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated articles of incorporation provides otherwise. Our amended and restated articles of incorporation prohibits cumulative voting.

Calling of Special Meetings of Shareholders
      Our amended and restated bylaws provide that special meetings of our shareholders may be called only by the chairman of our board, our president or by resolution of our board of directors and shall be called by our president or secretary upon the written request of at least 10% in interest of the shareholders entitled to vote at the meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations
      Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.
      Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which the company first mailed its proxy materials for the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Amended and Restated Bylaws
      Our amended and restated articles of incorporation grants our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Marshall Islands.

“Blank Check” Preferred Stock
      Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue shares of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Shareholder Action by Written Consent
      Our amended and restated bylaws permit shareholder action by written consent.
Dissenters’ Rights of Appraisal and Payment
      Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange.
Shareholders’ Derivative Actions
      Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
      The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
      Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent
      The registrar and transfer agent for the common stock is                                         .
Listing
      We will apply to have our common stock included for quotation on the Nasdaq National Market under the symbol “QMAR.”

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have           shares of common stock outstanding. Of these shares, the           shares sold in this offering, or              shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our “affiliates” as defined under Rule 144. Immediately after consummation of this offering, affiliates of our Sponsors will continue to own           shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. The restricted securities held by the affiliates of our Sponsors will be subject to the underwriter’s 180-day lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.
      In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which will be approximately           million shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.
      We and our executive officers, directors and existing shareholders have agreed with the underwriters not to sell, dispose of or hedge any of our common stock, or any security that is convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated.
      We will enter into a registration rights agreement immediately prior to the closing of this offering with our shareholders of record pursuant to which we will grant them, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act shares of our common stock held by them. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. See “Related Party Transactions — Registration Rights Agreement.” In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, as described above.

      As a result a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Number of Shares
Days After the Date of this Prospectus	Eligible for Sale	Comment

Date of prospectus		Shares not locked up and eligible for sale freely or under Rule 144
180 days		Lock-up released; shares eligible for sale under Rule 144
      Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock. Please read “Risk Factors — Future sales of our common stock could cause the market price of our common stock to decline.”

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
      Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands			Delaware

Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or outside the Marshall Islands	•	May be held within or outside Delaware
•	Notice:	•	Notice:
	• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Marshall Islands			Delaware

Shareholder’s Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Shareholders may act by written consent
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting	•	For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
•	The Articles of Incorporation may provide for cumulative voting	•	The certificate of incorporation may provide for cumulative voting

Marshall Islands			Delaware

Directors
•	Board must consist of at least one member	•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)
Dissenter’s Rights of Appraisal
•	Shareholder’s have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder’s Derivative Actions
•	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic

Marshall Islands		Delaware

•	Attorney’s fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS
      The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering. You should consult your own tax advisors concerning the tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Considerations
      In the opinion of Seward & Kissell LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
United States Federal Income Tax Considerations
      In the opinion of Vinson & Elkins L.L.P., our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Business” above and on certain representations made by us to our United States counsel and assumes that we conduct our business as described in that section and in such representations. References in the following discussion to “we” and “us” are to Quintana Maritime Limited and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General
      Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
      Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

      Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
      In the absence of exemption from tax under Section 883 of the Code, our U.S.-source shipping income would be subject to either a 4% gross basis tax (i.e., a tax imposed without allowance for deductions) or net income taxation and branch profits taxation in the United States as described below.

Exemption of Operating Income from United States Federal Income Taxation
      Under Section 883 of the Code and the regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)	it is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

(a)	more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,”

(b)	its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. domestic corporations, or in the United States, which we refer to as the “Publicly Traded Test,” or

(c)	it is a “controlled foreign corporation,” or CFC, and satisfies certain other requirements as described below, to which, collectively, we refer as the “CFC Test.”
      While the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are organized, grants an “equivalent exemption” to United States corporations, it is unclear whether we will be able to meet either the Publicly Traded Test or the CFC Test following the offering. We do not expect to meet the 50% Ownership Test following the offering.

Publicly Traded Test
      Treasury regulations promulgated under Section 883 provide, for purposes of determining whether a foreign corporation meets the Publicly Traded Test, that a class of stock of such corporation will be considered to be “primarily traded” if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in a given country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of the offering, we anticipate that our common stock, which will be our sole class of issued and outstanding stock, will be “primarily traded” on the Nasdaq National Market.
      Under the Section 883 regulations, a foreign corporation’s stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock of the corporation representing more than 50% of the corporation’s outstanding shares by both voting power and value are listed on the market. Further, with respect to each class of stock relied upon to meet this requirement, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in any short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy these trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

      Notwithstanding the foregoing, the Section 883 regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own at least 5% of the vote and value of such class of stock, to which we refer as the “5 Percent Override Rule.”
      For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholders for such purposes.
      In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule nevertheless will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be residents of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, or “qualified shareholders,” to preclude other, non-qualified shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.
      Since U.S. persons are not qualified shareholders under the regulations, we do not expect to be able to establish that among the group of our 5% Shareholders, there are sufficient qualified shareholders to satisfy the foregoing exception to the 5 Percent Override Rule so long as affiliates of each of Mr. Robertson, First Reserve and AMCI together own at least 50% of our common stock. If the identity or ownership of these 5% Shareholders changes in the future, the Company may be able to satisfy the Publicly Traded Test at that time. We can give no assurance, however, that this will be the case.

CFC Test
      We will be a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes if more than 50 percent of our common stock is owned directly, indirectly or constructively by U.S. persons each of whom owns 10 percent or more of such common stock. We refer to such U.S. persons as “United States Shareholders.” We expect to be a CFC so long as affiliates of each of Mr. Robertson, First Reserve and AMCI together own more than 50% of our common stock.
      The Section 883 regulations, which were promulgated in August 2003, provide that a foreign corporation that is a CFC will only be treated as satisfying the CFC Test if, for the relevant year in question, more than 50 percent of the foreign corporation’s net income derived from the international operation of ships is includible in the gross income of one or more United States Shareholders for such taxable year (we refer to this requirement as the “50% Inclusion Test”). At the time the regulations were promulgated, income derived from the international operation of ships was a separate category of “Subpart F income.” Other categories of Subpart F income include certain passive income and income from transactions with or involving related parties. Subpart F income is required to be included in income of United States Shareholders under the special U.S. federal income tax regime applicable to CFCs and their owners.
      Subsequent to the promulgation of the Section 883 regulations, in October of 2004, the American Jobs Creation Act of 2004, or the Jobs Act, was enacted. Under the Jobs Act, income derived from the international operation of ships was eliminated as a separate category of Subpart F income. As a result of such change, only very limited types of income derived from the international operation of ships, such as income from passive leasing or bareboat chartering activities, may be treated as Subpart F income. Thus, if literally applied, the 50% Inclusion Test would only be applicable to a CFC that earned such limited types of income. Other CFCs, which earn no such income, could claim that all of their Subpart F income derived from the international operation of ships (or zero) is included in income of United States Shareholders.

      Since we do not expect to earn any Subpart F income derived from the international operation of ships, under this literal interpretation, we would be entitled to claim the benefits of the Section 883 exemption for so long as we remain a CFC. Nonetheless, we believe there is significant risk that this literal interpretation would not be sustained upon review by the Internal Revenue Service. If this literal interpretation were not sustained, and the 50% Inclusion Test were instead applied on a hypothetical basis assuming income derived from international shipping income remained a separate category of Subpart F income, then it is unlikely that we would satisfy the 50% Inclusion Test due to the substantial indirect ownership of our common stock by an affiliate of First Reserve, whose owners do not independently qualify as United States Shareholders. Consequently, we believe there is significant uncertainty regarding whether we will qualify for the Section 883 exemption under the CFC Test.
      To the extent the benefits of Code Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum rate of U.S. federal income tax on our shipping income (unreduced by any allocable deductions) would never exceed 2% of such income under the 4% gross basis tax regime.
      To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of a U.S. trade or business.
      Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

•	assuming our chartering income is not treated as rental income, as described below with respect to our potential status as a passive foreign investment company, substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
      We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
United States Federal Income Taxation of U.S. Holders
      As used herein, the term “U.S. Holder” means a beneficial owner of common stock that

•	is an individual U.S. citizen or resident, a corporation or other entity taxable as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

•	owns our common stock as a capital asset, generally, for investment purposes, and

•	owns less than 10% of our common stock for U.S. federal income tax purposes.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are urged to consult your tax advisor.

Distributions
      Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
      Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) should be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (generally, through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, although we believe that they will be so eligible. Any dividends we pay that are not eligible for these preferential rates will be taxed to a U.S. Individual Holder at regular rates applicable to ordinary income.
      Special rules may apply to any “extraordinary dividend” — generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock
      Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such capital gain or loss generally will be treated as U.S.-source income or loss, as applicable, for purposes of computing any allowable U.S. foreign tax credit. Long-term capital gains of U.S. Individual Holders are eligible for reduced rates of taxation. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences
      Special U.S. federal income tax rules apply to a U.S. Holder who holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.
      For purposes of determining whether we are a passive foreign investment company, we generally will be treated as earning and owning our proportionate share of the income and assets, respectively, of our subsidiaries. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
      Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets owned and operated in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position; however, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
      As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election
      If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from us. The Electing Holder’s adjusted tax basis in his common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election by filing one copy of IRS Form 8621 with his U.S. federal income tax return.

Taxation of U.S. Holders Making a “Mark-to-Market” Election
      As an alternative to a QEF Election, if we were treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income for each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount taken into account. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
      Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
      If we are a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
United States Federal Income Taxation of “Non-U.S. Holders”
      A beneficial owner of common stock (other than a partnership) that is not a U.S. person is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock
      Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock
      Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
      If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business generally will be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
      In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding tax, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
      A Non-U.S. Holder who effects the sale of his shares of common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is a not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such a holder sells his shares of common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption.
      Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s U.S. federal income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING
      Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers of the offering and acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                    additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, sell, dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.
      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.
      We intend to apply to have our common stock included for quotation on the Nasdaq National Market under the symbol “QMAR.”
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by
Quintana Maritime Limited

	No Exercise	Full Exercise

Per share	$	$
Total	$	$
      In connection with the offering, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our portion of the total expenses of this offering will be $          .
      The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is currently the agent and the lender under a bridge loan facility which we expect to repay out of the proceeds of our term loan facility. Citigroup Global Markets Limited, Citibank International plc, Citicorp Trustee Company Limited and Citibank, N.A., each of which is an affiliate of Citigroup Global Markets Inc., currently act as arranger, facility agent, security trustee and a lender under our term loan facility, respectively. Because Citigroup Global Markets Inc. is an underwriter of the offering and its affiliates may receive more than 10% of the net proceeds in this offering to repay amounts outstanding under our term loan facility, it may be deemed to have a “conflict of interest” under the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the price at which the common stock is distributed to the public may be no higher than that recommended by a “qualified independent underwriter,” as defined by the Conduct Rules of the NASD.                     has assumed the responsibilities of acting as a qualified independent underwriter and conducted due diligence investigations and participated in the preparation of the registration statement of which this prospectus forms a part.
      A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF THE SHARES
      The validity of the common stock and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Seward & Kissel LLP, New York, New York. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Vinson & Elkins L.L.P. may rely on the opinions of Seward & Kissel LLP for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Quintana Maritime Limited for the period from January 13, 2005 through March 31, 2005 and as of March 31, 2005 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report thereon appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
      The discussions contained under the sections of this prospectus entitled “Business” and “The International Drybulk Shipping Industry” have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.
      The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.
      Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above.
FORWARD-LOOKING STATEMENTS
      This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “anticipate,” “estimate,” “intend,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” or similar terms.

      Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results and our future revenues and expenses;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our anticipated general and administrative expenses;

•	statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

•	our continued ability to enter into time charters with our customers;

•	our ability to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	our business strategy and other plans and objectives for future operations.
      Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors.”
      We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

GLOSSARY OF SHIPPING TERMS
      Following are definitions of shipping terms used in this Prospectus.
      Annual Survey — The inspection of a vessel by a classification society, on behalf of the country whose flag a vessel flies, or the flag state, that takes place every year.
      Bareboat Charter — A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”
      Bunkers — Heavy fuel oil used to power a vessel’s engines.
      Capesize — A drybulk carrier in excess of 80,000 dwt. While this is the traditional definition of a Capesize bulkcarrier, in terms of deadweight the sector is changing. There have been a number of new super-Paramaxes ordered — so-called Kamsarmaxes — which are 82-85,000 dwt but are able to transit the Panama Canal with a full cargo.
      Charter — The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.
      Charterer — The individual or company hiring a vessel.
      Charter Hire Rate — A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.
      Classification Society — An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of residence of such vessel and the international conventions of which that country is a member.
      Deadweight Ton — “dwt” — A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.
      Demise Charter — See “Bareboat Charter” above.
      Draft — Vertical distance between the waterline and the bottom of the vessel’s keel.
      Drybulk — Non-liquid cargoes of commodities shipped in an unpackaged state.
      Drybulk Carriers — Vessels that are specially designed and built to carry large volumes of drybulk.
      Drydocking — The removal of a vessel from the water for inspection or repair of submerged parts.
      Gross Ton — Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.
      Handymax — A drybulk carrier of approximately 35,000 to 60,000 dwt.
      Handysize — A drybulk carrier having a carrying capacity of up to approximately 35,000 dwt.
      Hull — The shell or body of a vessel.
      International Maritime Organization — “IMO” — A United Nations agency that issues international trade standards for shipping.
      Intermediate Survey — The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.
      ISM Code — The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

      Newbuilding — A newly constructed vessel.
      Off-Hire — The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.
      OPA — The United States Oil Pollution Act of 1990 (as amended).
      Orderbook — A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).
      Panamax — A drybulk carrier of approximately 60,000 to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.
      Protection and Indemnity Insurance — Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.
      Scrapping — The disposal of old or damaged vessel tonnage by way of sale as scrap metal.
      Short-Term Time Charter — A time charter which lasts less than approximately 12 months.
      Sister Ships — Vessels of the same class and specification which were built by the same shipyard.
      SOLAS — The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.
      Special Survey — The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.
      Spot Market — The market for immediate chartering of a vessel usually for single voyages.
      Strict Liability — Liability that is imposed without regard to fault.
      Time Charter — Contract for hire of a ship under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time. Under a time charter, the shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.
      Ton — 1,000 kilograms.
      Vessel Operating Expenses — The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.
      Voyage Charter — Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.
      Voyage Expenses — Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder
of Quintana Maritime Limited.
      We have audited the accompanying consolidated balance sheet of Quintana Maritime Limited and subsidiaries (the “Company”) as of March 31, 2005 and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from January 13, 2005 (inception) through March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at March 31, 2005 and the results of their operations and their cash flows for the period from January 13, 2005 (inception) to March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
May 3, 2005
Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

Quintana Maritime Limited
Consolidated balance sheet
As of March 31, 2005

	Notes	March 31, 2005

	(All amounts expressed
	in U.S. Dollars)
ASSETS
Current assets
Cash and cash equivalents		707,786
Other receivables		18,761

Total current assets		726,547

Non-current assets
Advances for vessel deposits	3	28,760,314
Property, plant and equipment		98,616

Total non-current assets		28,858,930

Total assets		29,585,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		57,158
Due to related party	5	24,900
Due to management company	6	16,300
Sundry liabilities and accruals		56,985

Total current liabilities		155,343

Shareholders’ equity
Common stock at stated value (no par value) 500 shares issued, authorized and outstanding		500
Additional paid-in capital		29,586,500
Accumulated deficit		(156,866)

Total shareholders’ equity		29,430,134

Total liabilities and shareholders’ equity		29,585,477

The accompanying notes are an integral part of these Consolidated Financial Statements.

Quintana Maritime Limited
Consolidated statement of operations
From January 13, 2005 (inception) to March 31, 2005

March 31, 2005

(All amounts
expressed in
U.S. Dollars)
General and administrative expenses	(156,866)

Net loss	(156,866)

Loss per share — Basic	(314)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Quintana Maritime Limited
Consolidated statement of shareholders’ equity
From January 13, 2005 (inception) to March, 31 2005

			Additional
	Number of	Common	Paid-In	Retained
	Shares	Shares	Capital	Earnings	Total

	(All amounts, except share data, expressed in U.S. Dollars)
Balance, January 13, 2005	—	—	—	—	—
Issuance of common stock	500	500	29,586,500	—	29,587,000
Net loss	—	—	—	(156,866)	(156,866)

Balance, March 31, 2005	500	500	29,586,500	(156,866)	29,430,134

The accompanying notes are an integral part of these Consolidated Financial Statements.

Quintana Maritime Limited
Consolidated statement of cash flows
From January 13, 2005 (inception) to March 31, 2005

March 31, 2005

(All amounts
expressed in
U.S. Dollars)
Cash flows from operating activities:
Net loss	(156,866)
Adjustments to reconcile net loss to net cash provided by operating activities	—
Changes in operating assets and liabilities:
Other receivables	(18,761)
Trade accounts payable	57,158
Payable to related party	24,900
Due to management company	16,300
Sundry liabilities and accruals	56,985

Net cash used in operating activities	(20,284)

Cash flows from investing activities:
Advances for vessel deposit	(28,760,314)
Purchases of property, plant and equipment	(98,616)

Net cash used in investing activities	(28,858,930)

Cash flows from financing activities:
Common stock	500
Paid-in capital	29,586,500

Net cash from financing activities	29,587,000

Net increase in cash and cash equivalents	707,786
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	707,786

The accompanying notes are an integral part of these Consolidated Financial Statements.

Quintana Maritime Limited
Notes to the consolidated financial statements
From January 13, 2005 (inception) to March 31, 2005
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

The Company
      The accompanying consolidated financial statement includes the accounts of Quintana Maritime Limited and its wholly-owned subsidiaries (collectively, “the Company”). The Company is engaged in the marine transportation of dry-bulk cargoes through the ownership and operation of dry-bulk vessels.
      The Company is a holding company incorporated on January 13, 2005, under the Laws of the Republic of the Marshall Islands. The Company was formed by affiliates of each of Corbin J. Robertson Jr., First Reserve Corporation (“First Reserve”) and American Metals & Coal International, Inc. (“AMCI”).
      The Company is in the process of acquiring vessels. The Company is the sole owner of all of the outstanding shares of the following vessel owning Marshall Islands incorporated subsidiaries:

	Vessel Contracted
Company	to be Acquired	Agreement Date	dwt.	Built

Fearless Shipco LLC	Fearless I	18th February 2005	73,427 mt	1997
King Coal Shipco LLC	King Coal	15th February 2005	72,873 mt	1997
Iron Man Shipco LLC	Iron Man	15th March 2005	72,861 mt	1997
Coal Age Shipco LLC	Coal Age	15th March 2005	72,861 mt	1997
Coal Glory Shipco LLC	Coal Glory	21st March 2005	73,670 mt	1995
Barbara Shipco LLC	Barbara	24th March 2005	73,390 mt	1997
Linda Leah Shipco LLC	Linda Leah	24th March 2005	73,390 mt	1997
Coal Pride Shipco LLC	Coal Pride	24th March 2005	72,600 mt	1999
      The operations of the vessels will be managed by our wholly-owned subsidiary Quintana Management LLC that subcontracts certain aspects of the technical management of five vessels to the third-party technical management company, Blossom Maritime Corporation.

2.	Significant Accounting Policies

Principles of consolidation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Quintana Maritime Limited and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates
      The preparation of the consolidated financial statements is in conformity with U.S. GAAP and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Quintana Maritime Limited
Notes to the consolidated financial statements — (Continued)

Other comprehensive income/(loss)
      The Company intends to follow the provision of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which requires separate representation of certain transactions, which are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income (loss) and, accordingly, comprehensive income/(loss) equals net income/(loss).

Cash and cash equivalents
      The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Impairment of long-lived assets
      The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

Vessel depreciation
      Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Dry-docking costs
      The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written-off.

Financing costs
      Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Revenues and expenses
      Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and

Quintana Maritime Limited
Notes to the consolidated financial statements — (Continued)
associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses are accounted for on the accrual basis.

Repairs and maintenance
      All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed as incurred.

Segment reporting
      The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Derivatives
      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the period January 26, 2005 (inception) to March 31, 2005, the Company did not engage in any hedging activities.

Loss per share
      Loss per share has been calculated by dividing the net loss by the weighted average number of common shares outstanding during the period.

Recent Accounting Pronouncements:
      On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123(R)), “Share-Based Payment,” was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure, required under SFAS No. 123, is no longer an alternative. This statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of adopting SFAS No. 123(R).

Quintana Maritime Limited
Notes to the consolidated financial statements — (Continued)

3.	Advances for Vessel Deposits
      The Company through its subsidiaries has entered into contracts to purchase eight dry-bulk vessels from separate unaffiliated ship-owning companies. The Company has funded deposits for seven of these vessels in the amount of $28,645,000 representing 10% of the purchase price of the seven vessels plus capitalized expenses of $115,314. The Company paid the 10% deposit on the eighth vessel in April 2005 in the amount of $4.3 million. At March 31, 2005 the unpaid balance of the purchase price of all the vessels including Coal Pride, for which no deposit had yet been made at March 31, 2005, was $300,805,000.

4.	Related Party Transactions
      The Company’s Chief Executive Officer, signed a consulting agreement with Quintana Minerals Corporation dated as of January 1, 2005 with a duration of one year, but which was terminated as at March 31, 2005.

5.	Due to Management Company
      The Company has entered into an agreement with a third-party management company to technically manage five of the vessels for an amount of $400 per day from the date of signature of the Memorandum of Agreement. The amounts relating to the period prior to delivery of the vessel are capitalised to the vessel cost. The total amount capitalised as at March 31, 2005, included in advances for vessel deposits, amounts to $43,230 and the total amount payable at that date amounted to $16,300.

6.	Commitments
      In February 2005, the Company entered into a three-year noncancelable operating lease for its office facilities that terminates in February 2008. Rental expense for the period January 13 through March 31, 2005 was $15,769. Future rental commitments were payable as follows as of March 31, 2005:

Amount

April 1, 2005 to March 31, 2006	$94,309
April 1, 2006 to March 31, 2007	101,608
April 1, 2007 to March 31, 2008	88,172

Total	$284,089

7.	Subsequent Events

•	Subsequent to March 31, 2005, our shareholder made additional capital contributions totaling $36,693,637.

•	The Company has entered into agreements with separate unaffiliated ship-owning companies to purchase vessels. During April 2005, the following three vessels with a total purchase price of $119,850,000 (“Fearless I”, “King Coal” and “Coal Glory”) were delivered.

Vessel Contracted
Company	to be Acquired	Purchase Price	Delivery Date

Fearless Shipco LLC	Fearless 1	USD 40,400,000	April 11, 2005
King Coal Shipco LLC	King Coal	USD 40,400,000	April 12, 2005
Coal Glory Shipco LLC	Coal Glory	USD 39,050,000	April 13, 2005

Quintana Maritime Limited
Notes to the consolidated financial statements — (Continued)

•	The Company entered into Memoranda of Agreement for the following vessels, amounting to $209,600,000:

Vessel Contracted
Company	to be Acquired	Purchase Price	Delivery Date

Iron Man Shipco LLC	Iron Man	USD 41,300,000	Expected 4/10-5/15/2005
Coal Age Shipco LLC	Coal Age	USD 41,300,000	Expected 4/10-5/15/2005
Barbara Shipco LLC	Barbara	USD 42,000,000	Expected 7/15-8/31/2005
Linda Leah Shipco LLC	Linda Leah	USD 42,000,000	Expected 8/1-8/31/2005
Coal Pride Shipco LLC	Coal Pride	USD 43,000,000	Expected 8/1-9/30/2005

•	On April 8, 2005, the Company entered into a bridge credit agreement for an amount of $110 million, which was drawn down on April 8, 2005. On May 3, 2005 the Company amended and restated the bridge credit agreement to increase the amount available for borrowing thereunder $150 million. The credit agreement charges a base rate plus a spread.

•	On April 29, 2005, the Company entered into a term loan facility to finance, in part, the acquisition of the vessels, up to a maximum amount of $262.456 million. The facility is available in two tranches not exceeding $262.456 million or 80% of the market value of the vessels.

The facility charges LIBOR plus the applicable spread and is secured by a first or second priority mortgage over the vessels involved plus an equal and ratable assignment of the vessel earnings plus other collateral.

The facility contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 115% of the outstanding amount under the facility during the first year following the closing date and 125% thereafter, to maintain minimum cash balances of $5 million on the last day of each fiscal quarter during the first year following the closing date and $10 million thereafter, subject to the increase to $15 million under certain circumstances; that the ratio of Total Debt (as defined) to Total Capitalization (as defined) is no greater than 0.80 to 1.00 on or after January 1, 2006 and prior to January 1, 2007 and 0.60 to 1.00 thereafter; and that the ratio of Consolidated EBITDA (as defined) to cash Interest Expense (as defined) is no less than 2.5 to 1.00 commencing December 31, 2005 and prior to January 1, 2008, 2.1 to 1.00 commencing January 1, 2008 and prior to January 1, 2009, 2.25 to 1.00 commencing January 1, 2009 and prior to January 1, 2010 and 2.5 to 1.00 at any time on or after January 1, 2010. Assuming the net proceeds of the offering are applied to repay at least $100 million principal amount thereunder, the term loan facility will not prohibit dividends in any year exceeding Consolidated EBITDA less Consolidated Interest Expense (as defined) less principal prepayments, provided that no event of default has occurred or is continuing.

                                     Shares
Common Stock

PROSPECTUS
                    , 2005

Joint Book-Running Managers

Citigroup	Morgan Stanley

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee		$35,310
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants’ Fees and Expenses
Nasdaq National Market Entry Fee		100,000
NASD Fees		30,500
Blue Sky Fees and Expenses
Transfer Agent’s Fees and Expenses
Miscellaneous Costs

Total	$

Item 14.	Indemnification of Directors and Officers.
      The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1)	all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the “Companies Acts”); and

(2)	all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.
      Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:
      Indemnification of directors and officers.

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6)	Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.	Recent Sales of Unregistered Securities.
      In connection with the formation of Quintana Maritime Limited, Quintana Maritime Limited issued to Quintana Maritime Investors LLC 500 shares for $500 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. No underwriters were involved in this transaction. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated By-laws of the Company*
4.1	Form of Share Certificate*
5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the Shares*
8.1	Opinion of Vinson & Elkins L.L.P., United States counsel to the Company, with respect to certain tax matters*
10.1	Form of Vessel Management Agreement*
10.2	Senior Secured Term Loan Agreement*
10.4	Form of Registration Rights Agreement*
21.1	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)*
23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)*
23.2	Consent of Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
23.3	Consent of Drewry Shipping Consultants Ltd.
24.1	Powers of Attorney**

*	To be filed by amendment.

**	Contained on the signature page hereto.
Item 17.     Undertakings.
      The undersigned registrant hereby undertakes:
      (1) To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
      (3) That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-l and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glyfada, the country of Greece, on April 29, 2005.

Quintana Maritime Limited

By:	/s/ Stamatis Molaris

Name: Stamatis Molaris
Title: Chief Executive Officer and President
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stamatis Molaris, Paul Cornell, and Joseph R. Edwards his or her true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on April 29, 2005 in the capacities indicated.

Signature	Title

/s/ Stamatis Molaris Stamatis Molaris	Chief Executive Officer and President (Principal Executive Officer)

/s/ Paul J. Cornell Paul J. Cornell	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)

/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.	Chairman

/s/ Joseph R. Edwards Joseph R. Edwards	Director

/s/ Corbin J. Robertson III Corbin J. Robertson III	Director

/s/ Hans J. Mende Hans J. Mende	Director

Authorized Representative
      Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on April 29, 2005.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi
Title: Managing Directors
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated By-laws of the Company*
4.1	Form of Share Certificate*
5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the Shares*
8.1	Opinion of Vinson & Elkins L.L.P., United States counsel to the Company, with respect to certain tax matters*
10.1	Form of Vessel Management Agreement*
10.2	Senior Secured Term Loan Agreement*
10.4	Form of Registration Rights Agreement*
21.1	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)*
23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)*
23.2	Consent of Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
23.3	Consent of Drewry Shipping Consultants Ltd.
24.1	Powers of Attorney**

*	To be filed by amendment.

**	Contained on the signature page hereto.